AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

                                  May 25, 2007

                          REGISTRATION NO. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                               CONOLOG CORPORATION

                 (Name of Small Business Issuer in its Charter)

          Delaware                                               22-1847286
(State or other jurisdiction        (Primary Standard         (I.R.S. Employer
    of incorporation or         Industrial Classification    Identification No.)
        organization)                  Code Number)


                                 5 Columbia Road
                          Somerville, New Jersey 08876
                                 (908) 722-8081

                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                              Marc Benou, President
                               Conolog Corporation
                          Somerville, New Jersey 08876
                                 (908) 722-8081

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 With copies to:
                             Darrin M. Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                             61 Broadway, 32nd Floor
                               New York, NY 10006
                              (212) 930-9700 (212)
                                 930-9725 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE

                  -------------------------------------------------------------------------------------------
                                              Amount        Proposed
                  Title of each class of      To Be          Maximum       Proposed Maximum      Amount of
                  securities to be          Registered   Offering Price   Aggregate Offering   Registration
                  registered                  (1) (2)     Per Share (3)        Price (3)          Fee (3)
                  -------------------------------------------------------------------------------------------
                  Common Stock, par
                     value $.01 per share    936,098       $ 1.96           $   1,834,752           $56.33
                  -------------------------------------------------------------------------------------------


(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended (the Securities Act).

(2) Represents the registration for resale by the selling stockholders listed in the table at page 9 of this prospectus (the "Selling Stockholders") of 936,098 of the 1,412,500 shares of the Company's common stock issuable upon conversion of convertible notes issued to the Selling Stockholders.

(3) Estimated in accordance with Rule 457(c) of the Securities Act for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the high and low prices of our common stock on the Nasdaq Capital Market on May 23, 2007.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED MAY 25, 2007

                               CONOLOG CORPORATION
                         936,098 SHARES OF COMMON STOCK

                                   PROSPECTUS

This prospectus relates to the public offering of an aggregate of 936,098 shares of our common stock which may be sold from time to time by the Selling Stockholders named in this prospectus. These shares represent a portion of the 1,412,500 shares of the Company's common stock that are issuable upon conversion of convertible notes issued to subscribers in a private placement (the "Convertible Notes").

Our common stock is traded on the Nasdaq Capital Market under the symbol "CNLG." The closing price of our common stock on May 7,, 2007 was $2.03 per share.

OUR BUSINESS IS SUBJECT TO MANY RISKS AND AN INVESTMENT IN OUR COMMON STOCK WILL ALSO INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 7 BEFORE INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell or offer these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is _____, 2007

                                Table of Contents

                                                                        PAGE

PROSPECTUS SUMMARY ................................................        4

RECENT DEVELOPMENTS ...............................................        4

FORWARD-LOOKING STATEMENTS ........................................        6

THE OFFERING ......................................................        6

RISK FACTORS ......................................................        7

USE OF PROCEEDS ...................................................        9

SELLING STOCKHOLDERS ..............................................        9

PLAN OF DISTRIBUTION ..............................................       13

LEGAL PROCEEDINGS .................................................       15

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ......       15

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ....       16

DESCRIPTION OF SECURITIES .........................................       17

INTERESTS OF NAMED EXPERTS AND COUNSEL ............................       18

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT
   LIABILITIES ....................................................       18

DESCRIPTION OF BUSINESS ...........................................       19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS ................       25

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ....................       31

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ..........       31

EQUITY COMPENSATION PLAN INFORMATION ..............................       32

EXECUTIVE COMPENSATION ............................................       33

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND
   FINANCIAL DISCLOSURE ...........................................       34

WHERE YOU CAN FIND MORE INFORMATION ...............................       34

UNAUDITED FINANCIAL STATEMENTS ....................................       35

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM  ..........      F-1

CONSOLIDATED BALANCE SHEETS......................................  F-2 - F-3

CONSOLIDATED STATEMENTS OF OPERATIONS ...........................        F-4

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.......        F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS ...........................  F-6 - F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS .................. F-8 - F-20

As used in this prospectus, the terms "we", "us", "our," the "Company" and Conolog means Conolog Corporation, unless otherwise indicated.

PROSPECTUS SUMMARY

OUR COMPANY

We provide digital signal processing and digital security solutions to electric utilities. We sell electromagnetic products to the military and provide engineering and design services to a variety of industries, government organizations and public utilities nationwide. Our INIVEN division sells a line of digital signal processing systems, including transmitters, receivers and multiplexers. Our headquarters are located at 5 Columbia Road, Somerville, New Jersey 08876. Our telephone number is (800) 526-3984 or (908) 722-8081.

RECENT DEVELOPMENTS

Pursuant to a Subscription Agreement between us and eight subscribers (the "Subscribers"), dated as of March 12, 2007 (the "Subscription Agreement"), we issued and sold in a private placement Convertible Notes having an aggregate principal balance of $2,825,000 which are convertible into 1,412,500 shares of our common stock at a conversion price of $2.00 per share, and warrants to purchase 1,412,500 shares of our common stock at a price of $2.88 per share, which are exercisable for a period commencing on May 15, 2007 and terminating on May 12, 2012. The sale of the Convertible Notes, including the issuance of our common stock pursuant to the convertible notes and the warrants was approved by our board of directors, and on May 15, 2007 our shareholders approved the execution of the Subscription Agreement and the related documents. From the sale of the convertible notes, we received net proceeds of $2,487,500 after deducting our attorneys' fees, printing fees and other miscellaneous fees related to the private placement. We also issued First Montauk Securities Corp. ("First Montauk"), the selling agent, including its employees and affiliates, warrants to purchase an aggregate of 282,500 shares of our common stock.

The issuance and sale of the convertible notes and warrants pursuant to the Subscription Agreement was made in reliance upon the exemption provided in
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the private placement. Each of the Convertible Notes and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such Convertible Notes and warrants unless registered under the Securities Act. Any shares of our common stock issued pursuant to the Convertible Notes or warrants shall also contain restrictive legends preventing the sale, transfer or other disposition of such shares unless registered under the Securities Act.

Pursuant to the Subscription Agreement, we are required to register under the Securities Act for resale the shares of our common stock issuable upon conversion of the Convertible Notes issued to the Subscribers.

The Subscription Agreement provides that until the later of (i) May 15, 2007 he issuing of our common stock pursuant to the Convertible Notes is approved by the Company's shareholders* (ii) six months from March 12, 2007 and during an Event of Default (as defined in the Convertible Note), provided there is an effective registration statement current and available for resale of the Company's Registrable Securities (as defined in the Subscription Agreement), the Company will not enter into an agreement to issue any equity, convertible debt or other securities convertible into Common Stock or equity of the Company nor modify any of the foregoing which may be outstanding at anytime, without the prior written consent of the Subscribers, which consent may be withheld for any reason. The Subscription Agreement also provides that until six months after March 12, 2007, the Company will not enter into any equity line of credit or similar agreement, nor issue nor agree to issue any floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights.

----------

* On May 15, 2007, the Company's shareholders approved the execution of the Subscription Agreement and the related documents.

+ The description of the Subscription Agreement is a summary and is subject to the complete terms of the Subscription Agreement and the related documents which were filed as Exhibits to an 8-K filed by us with the Securities and Exchange Commission on March 13, 2007.

Pursuant to the Subscription Agreement, and other than pursuant to certain exceptions detailed in the Subscription Agreement, until the sooner of (i) 90 days from the date the registration statement filed on behalf of the Subscribers is declared effective by the Securities and Exchange Commission, or (ii) until all of the Shares (as defined in the Subscription Agreement) and shares issued upon conversion of the warrants issued to the Subscribers have been resold or transferred by the Subscribers, the Subscribers have the right to participate in proposed sales by the Company of its securities. Additionally, Section 12(b) of the Subscription Agreement provides that other than in connection with certain excepted issuances detailed in the Subscription Agreement, if at any time until the sooner of 180 days from the Registration Statement is declared effective by the Securities and Exchange Commission (provided the issuance of the Company's common stock pursuant to the Convertible Note has been approved by the Company's shareholders or is not required by Nasdaq*) or the date the Convertible Notes have been paid off, the Company, other than in connection with certain excepted issuances described in the Subscription Agreement, issues or agrees to issue shares of its common stock at less than $2.00 (subject to the terms of the Convertible Note) per share (the "Conversion Price") without the consent of the Subscribers holding Convertible Notes, the Conversion Price shall be reduced to such other lower issue price.

The Subscription Agreement also provides that the Subscribers are not entitled to convert the Convertible Notes into a number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by any Subscriber and its Affiliates and (ii) the number of shares of common stock issuable upon the conversion of the Convertible Notes which would result in the beneficial ownership by the Subscriber and its Affiliates of more than 4.99% of the outstanding shares of common stock of the Company on each Conversion Date (as this is defined in the Subscription Agreement). Provided, however, the Subscribers may waive the conversion limitation in whole or in part upon and effective after 61 days prior written notice to the Company.

The Subscription Agreement provides that the Company in its sole discretion may reduce the Conversion Price of the Convertible Notes that have not been paid off or fully converted if the Company's shareholders have approved the transaction or if such approval is not required by the applicable rules of the Nasdaq.

The Company is using the proceeds from the sale of the Convertible Notes for general corporate purposes.

THE CONVERTIBLE NOTES

As stated above, pursuant to the Subscription Agreement, the Company sold and issued to eight Subscribers Convertible Notes having an aggregate principal balance of $2,825,000. The conversion price of each note is $2.00 per share. If the Convertible Notes are fully converted, the Company will issue 1,412,500 shares of Common Stock to the holders of the Convertible Notes, excluding any shares of our common stock issued to pay interest due on the Convertible Notes. The Company will not receive any proceeds if the notes are converted nor will it receive any proceeds if the Subscribers sell the shares of common stock issued upon conversion of the Convertible Notes. Interest payable on the Convertible Notes accrues from March 12, 2007 at a rate of 6% per annum and is payable quarterly in arrears and on the Maturity Date (defined below). The Convertible Notes, with unpaid interest, are repayable in full on March 12, 2009 (the "Maturity Date").

Provided there is an effective registration statement current and available for the resale of the Shares and Warrant Shares (as defined in the Subscription Agreement), and further provided no Event of Default is continuing following a ten day cure period, then interest may be payable, at our in cash or registered Common Stock at an applied conversion rate equal to the lessor of (i) $2.00 (or the ten conversion price of the note), or (ii) eighty-five percent (85%) of the closing bid price of the Common stock as reported by Bloomberg L.P. for the five
(5) trading days preceding such interest payment date. In the event the closing bid price of the Common Stock is more than $2.00 for each of the ten (10) days preceding an interest payment date, then interest for that quarter shall be waived and shall not accrue.



----------

* On May 15, 2007, the Company's shareholders approved the execution of the Subscription Agreement and the related documents.

THE WARRANTS

As stated above, upon exercise of the warrants issued to the Subscribers, the Company will issue 1,412,500 shares of common stock. Additionally, as stated, in connection with the Convertible Note Offering, the Company granted First Montauk (including its designees) warrants to purchase 282,500 shares of common stock on the same terms and conditions as the warrants issued to the Subscribers. Each warrant has an exercise price of $2.88 (as adjusted pursuant to the terms of the warrants), per share (the 'Purchase Price'). If a Registration Statement (as defined in the Subscription Agreement) has gone effective pursuant to which shares of the Company's common stock issuable upon conversion of the Convertible Notes and the warrants issued pursuant to the Subscription Agreement have been registered with the Securities and Exchange Commission, then the warrants are only exercisable in cash, provided, however, if the Registration Statement is not effective, then the Subscribers may exercise their warrants by (i) by paying cash equal to the applicable aggregate Purchase Price, (ii) by cashless exercise in accordance with the terms of the warrant or (iii) any combination of any of the foregoing methods.

Pursuant to the Warrant, the Company may reduce the Purchase Price.

If the warrants are fully exercised (including those issued to First Montauk and its transferees) for cash, at the Purchase Price of $2.88 per share the Company would receive $4,881,600; however there is no assurance that any of the warrants will be exercised.

The warrants issued to the Selling Stockholders provides that the holder of such warrant shall not be entitled to exercise the warrant on an exercise date in connection with that number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the holder and its affiliates on an exercise date, and (ii) the number of shares of common stock issuable upon the exercise of the warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of common stock of the Company on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act and Regulation 13d-3 thereunder. The holder may decide whether to convert a convertible note or exercise a warrant to achieve an actual 4.99% ownership position.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks discussed in the section entitled "Risk Factors" that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

THE OFFERING

This prospectus relates to the resale of up to 936,098 shares of our common stock which will be issued upon the conversion of convertible notes which were sold to the Subscribers pursuant to a Subscription Agreement dated as of March 12, 2007.

NUMBER OF SHARES OUTSTANDING

As of April 30, 2007 3,074,674 shares of our common stock were issued and outstanding (not including 220 shares held in treasury).

RISK FACTORS

An investment in our common stock involves a very significant risk. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock.

Any significant downward pressure on the price of our common stock as our shareholders sell shares of our common stock could encourage short sales. Any such short sales could place further downward pressure on the price of our common stock.

We have a history of operating losses and thus we may not be profitable in the future.

Our continued existence is dependent upon us successfully expanding our business and attaining profitable operations. We have historically had net losses from operations and there can be no assurance that we will be profitable in the future. If we are not profitable and cannot attain sufficient capital to fund our operations we may have to cease our operations.

We have many competitors and we may not be able to compete effectively against them.

The market for our manufactured products is very competitive. There are several companies that manufacture products similar to the products we sell. Most of these companies are substantially larger than us and have substantially greater name recognition, financial resources and personnel than we do.

Our success depends on keeping up with technological changes.

The market for our manufactured products is characterized by rapid technological changes and advances. Our failure to continue to introduce new products in a timely or cost effective manner or our failure to continue to improve our existing products in a timely or cost effective manner would materially adversely affect our operating results, and as a result, we may not be able to compete effectively against them.

We are dependent on a few large customers.

Our dependence on major customers including Bonneville Power Authority and NSTAR, which accounted for approximately $90,215 and $68,222 of our sales, respectively during the fiscal year ended July 31, 2006, subjects us to significant financial risks in the operation of our business if a major customer were to terminate or materially reduce, for any reason, its business relationship with us.

We may not be able to attract the qualified personnel we need to succeed.

Because of the technical nature of our business, we are dependent upon our ability to attract and retain technologically qualified personnel. Competition for individuals with proven professional or technical skills is intense, and the demand for these individuals is expected to remain very strong for the foreseeable future. Larger companies may be able to pay substantially higher salaries than we are able to pay. Therefore, we may not be successful, especially during increased economic activity, in attracting qualified personnel.

Our minimal staff may have difficulty managing our operations.

We only employ about 14 people on a full time basis. Approximately 8 of our full time employees are involved in production. Our success is dependent upon the services of our current management, particularly Robert S. Benou, our Chairman, Chief Executive Officer and Chief Financial Officer and Marc Benou our President, Chief Operating Officer and Secretary. Messrs. Robert Benou and Marc Benou are currently serving under employment contracts that renew on a year-to-year basis unless terminated by either party thereto upon at least 90 days notice prior to the expiration of the then current term of such agreement. If the employment of Messrs. Robert Benou or Marc Benou terminates, or if either is unable to perform his duties, we may be materially and adversely affected.

We are dependent on component manufacturers to provide us with the parts we need.

We are dependent on outside suppliers for all of the subcomponent parts and raw materials we need to assemble our products. A shortage, delay in delivery, or lack of availability of a part could lead to assembling delays, which could reduce sales. We also purchase some custom parts, primarily printed circuit boards. The failure of a supplier of one of these customized components could cause a lengthy delay in production, resulting in a loss of revenues.

We have limited cash and may not be able to receive additional financing.

As of April 30, 2007, we had approximately $3,653,135 in cash. We believe that this, together with anticipated cash flows from operation will be sufficient to satisfy our working capital requirements for the foreseeable future. However, we may need to seek additional financing sooner than we anticipate as a result of factors including but not limited to the following:

o changes in operating plans

o lower than anticipated sales

o increased operating costs; and

o potential acquisitions

However, additional financing may not be available on commercially reasonable terms, if at all.

Our stock price may fluctuate, which may make it difficult to resell your shares at attractive prices.

The market price of our common stock may experience fluctuations. The market price of our common stock has been volatile, and may continue to be volatile. Factors that could cause volatility in our stock price include:

o fluctuations in our quarterly operating results;

o stock market prices and volume fluctuations generally;

o economic conditions specific to any of the industries that we conduct business in;

o announcements by us or our competitors relating to new services or technologies, significant acquisitions, significant orders, strategic relationships, joint ventures or capital commitments; and

o applicable regulatory developments.

If we are delisted from the Nasdaq SmallCap Market, you may also find it more difficult to trade our common stock due to "penny stock" rules.

If we are unable to satisfy the requirements for continued quotation on Nasdaq, trading, if any, in our common stock would be conducted in the over-the-counter market in what is commonly referred to as the "pink sheets" or on the OTC Bulletin Board. If our shares become subject to the regulations on penny stocks, the price and ability to sell our shares would be severely affected because the shares could only be sold in compliance with the penny stock rules.

The issuance of shares upon conversion of our convertible securities and exercise of outstanding warrants may cause immediate and substantial dilution to our existing stockholders.

As of April 30, 2007, we had outstanding warrants to purchase 408,091 shares of our common stock, of which warrants to purchase 159,758 shares of our common stock have an exercise price of $7.50 per share, warrants to purchase 240,000 shares of our common stock have an exercise price of $10.12 per share and warrants to purchase 8,333 shares of our common stock have an exercise price of $1.25 per share. As of April 30, 2007, we also had outstanding convertible notes having an aggregate principal balance of $2,825,000 which are convertible into 1,412,500 shares of our common stock at a conversion price of $2.88 per share. Subject to the terms of the Convertible Notes we may also issue shares of our common stock to pay interest due on the Convertible Notes. The issuance of shares of our common stock upon the exercise of warrants or upon conversion of the notes may result in substantial dilution to the interests of other stockholders.

USE OF PROCEEDS

The shares of common stock offered hereby are being registered for the account of the Selling Stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the Selling Stockholders and we will not receive any proceeds from the resale of the common stock by the Selling Stockholders. We did receive net proceeds of $2,487,500 (after deduction our attorneys' fees, printing fees and other miscellaneous fees related to the private placement) from the sale of the convertible notes to the Selling Stockholders. We are using the proceeds for working capital. We will incur all costs associated with this registration statement and prospectus, which are currently estimated to be approximately $16,560.00. If the warrants issued pursuant to the Subscription Agreement and issued to the First Montauk and its transferees are completely exercised for cash, we would receive a maximum of $4,881,600 as a result of such exercises. Notwithstanding, there is no assurance that any of the warrants will be exercised. If we receive any proceeds from the exercise of the warrants, these proceeds will be used for general working capital purposes.

SELLING STOCKHOLDERS

The following table sets forth, as of May 10, 2007, information regarding the beneficial ownership of our common stock by the Selling Stockholders. In the table below, the percentage ownership after the offering is based upon the assumed sale by the Selling Stockholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. The percentages for each Selling Stockholder are calculated based on 3,074,674 shares issued and outstanding (not including 220 shares held in treasury), plus the additional shares that the Selling Stockholder is deemed to beneficially own as set forth in the table. The shares offered by this prospectus shall be deemed to include shares offered by any pledge, donee, transferee or other successor in interest of any of the Selling Stockholders below, provided that this prospectus is amended or supplemented if required by applicable law. Except as noted, none of the Selling Shareholders have had any material relationship with us or any of our predecessors or affiliates within the past three years.

The information in this table is based upon information provided by each respective Selling Stockholder.


                                         Beneficial Ownership Before                              Beneficial Ownership After This
                                                This Offering                                                  Offering
                                         ---------------------------                              -------------------------------
                                         # of Shares    % of Shares    Shares Being Offered (1)   # of Shares      % of Shares
                                         -----------   -------------   ------------------------   -----------      -----------
Nite Capital LP ** (2) +
100 East Cook Avenue, Suite 201            161,444 (3)       4.99%         132,545 (4)                     0                *
Libertyville, IL 60048

Chestnut Ridge Partners LP ** (5) +
50 Tice Boulevard                          161,444 (6)       4.99%          82,841 (4)                     0                *
Woodcliff Lake, NJ 07677




                                          Beneficial Ownership Before                              Beneficial Ownership After This
                                                This Offering                                                   Offering(1)
                                          ---------------------------                              -------------------------------
                                          # of Shares    % of Shares    Shares Being Offered    # of Shares      % of Shares
                                          -----------   -------------   ------------------------   -----------      -----------
Whalehaven Capital Fund Limited ** (7) +
3rd Floor, 14 Par-Laville Road              161,444 (8)      4.99%          248,522 (4)                    0              *
Hamilton, Bermuda HM08

Harborview Master Fund LP ** (9)
2nd Floor, Harbor House
Waterfront Drive, Road Town
Tortola, British Virgin Islands             161,444 (10)      4.99           165,682 (4)                   0              *


Greenwich Growth Fund Limited ** (11)
3rd Floor, Par La Ville Place                161,444 (12)      4.99           82,840 (4)                    0              *
14 Par-Laville Road
Hamilton, Bermuda

Monarch Capital Fund Limited ** (13)
Harbour House, 2nd Floor                     161,444 (14)      4.99           82,840 (4)                    0              *
Waterfront Drive, Road Town
Tortola, BVI

Alpha Capital Anstalt ** (15)
Pradafant 7                                 161,444 (16)        4.99          115,976 (4)                   0              *
9490 Furstentums
Vaduz, Lichtenstein

Osher Capital Partners LLC ** (17)
5 Sansberry Lane                              75,000 (18)      2.41           24,852 (4)                   0              *
Spring Valley, NY 10977



* Less than one percent.

** The warrants issued to the Selling Stockholders provide that the holder of such warrant shall not be entitled to exercise the warrant on an exercise date in connection with that number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the holder and its affiliates on an exercise date, and (ii) the number of shares of common stock issuable upon the exercise of the warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of common stock of the Company on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act and Regulation 13d-3 thereunder. The holder may decide whether to convert a convertible note or exercise a warrant to achieve an actual 4.99% ownership position. The holders may waive the conversion limitation in whole or in part upon and effective after 61 days prior written notice to the Company.

+ The Convertible Note issued to the Selling Stockholder provides that the Holder of the Note shall not be entitled to convert on a Conversion Date (as this term is defined in the Convertible Note)that amount of the Convertible Note in connection with that number of shares of our common stock which would be in excess of the sum of (i) the number of shares of our common stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Borrower on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. The Holder shall have the authority and obligation to determine whether this restriction will limit any conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the Notes are convertible shall be the responsibility and obligation of the Holder. The Holder may decide whether to convert a Note or exercise Warrants to achieve an actual 4.99% ownership position.

(1) Assumes that all shares that are registered will be sold.

(2) Keith Goodman is the manager of the general partner of Nite Capital LP and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, Keith Goodman may be deemed to be a control person, with voting and investment control (directly or with others), of the securities of the Company owned by Nite Capital LP. Mr. Goodman disclaims beneficial ownership of these securities.

(3) The beneficial ownership of Nite Capital LP includes 161,444 shares of our common stock issuable upon conversion of a convertible note.

(4) Represents pro rata share of the 936,098 share portion of the aggregate 1,412,500 shares issuable upon conversion on the Convertible Notes.

(5) Kenneth Pasternak is the principal of Chestnut Ridge Partners, LP and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934 as amended may be deemed to be a control person with voting and investment control (directly or with others), of the securities of the Company owned by Chestnut Ridge Partners LP. Mr. Pasternak disclaims beneficial ownership of these securities.

(6) The beneficial ownership of Chestnut Ridge Partners LP includes (i) 125,000 shares of our common stock issuable upon conversion of a convertible note and
(ii) 36,444 shares of our common stock issuable upon exercise of a warrant with an exercise price of $2.88 per share.

(7) Arthur Jones, Jennifer Kelly, and Derck Wood are directors of the Whalehaven Capital Fund Limited and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, may be deemed control persons, with voting and investment control (directly or with others), of the securities of the Company shares owned by Whalehaven Capital Fund Limited. Arthur Jones, Jennifer Kelly, and Derck Wood disclaim beneficial ownership of these securities.

(8) The beneficial ownership of Whalehaven Capital Fund Limited includes 161,444 shares of our common stock issuable upon conversion of a convertible note.

(9) Harborview Master Fund L.P. is a master fund in a master-feeder structure whose general partner is Harborview Advisors LLC. Richard Rosenblum and David Stefansky are the managers of Harborview Advisors LLC and have ultimate responsibility for trading with respect to Harborview Master Fund L.P. Messrs. Rosenblum and Stefansky disclaim beneficial ownership of the shares being registered hereunder.

(10) The beneficial ownership of Harborview Capital Fund Limited includes 161,444 shares of our common stock issuable upon conversion of a convertible note.

(11) J.P. Furey is the director of Greenwich Growth Fund Limited and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934 as amended may be deemed to be a control person with voting and investment control (directly or with others), of the securities of the Company owned by Greenwich Growth Fund Limited. Mr. Furey disclaims beneficial ownership of these securities.

(12) The beneficial ownership of Greenwich Growth Fund Limited includes (i) 125,000 shares of our common stock issuable upon conversion of a convertible note and (ii) 36,444 shares of our common stock issuable upon exercise of a warrant with an exercise price of $2.88 per share.

(13) Monarch Capital Fund Ltd is a British Virgin Islands Investment Fund Managed by Beacon Fund Advisors Ltd and advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals respectively of the Manager and the Advisor, have voting and investment control with regard to the fund. Neither Mr. Sims nor Mr. Franck have any beneficial interest in the shares being registered hereunder.

(14) The beneficial ownership of Monarch Capital Fund Limited includes (i) 125,000 shares of our common stock issuable upon conversion of a convertible note and (ii) 36,444 shares of our common stock issuable upon exercise of a warrant with an exercise price of $2.88 per share.

(15) Konrad Ackermann is the director of Alpha Capital Anstalt and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934 as amended may be deemed to be a control person with voting and investment control (directly or with others), of the securities of the Company owned by Alpha Capital Anstalt. Mr. Ackermann disclaims beneficial ownership of these securities.

(16) The beneficial ownership of Alpha Capital Anstalt includes 161,444 shares of our common stock issuable upon conversion of a convertible note.

(17) Yisroel Kluger is the director of Osher Capital Partners LLC and in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934 as amended may be deemed to be a control person with voting and investment control (directly or with others), of the securities of the Company owned by Osher Capital Partners LLC. Mr. Kluger disclaims beneficial ownership of these securities.

(18) The beneficial ownership of Osher Capital Partners Limited includes (i) 37,500 shares of our common stock issuable upon conversion of a convertible note and (ii) 37,500 shares of our common stock issuable upon exercise of a warrant with an exercise price of $2.88 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the Selling Stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. First Montauk acted as the selling agent/placement agent in connection with the private placement and we paid First Montauk a finder's fee of $282,500. We also issued First Montauk a warrant to purchase 282,500 shares of our common stock at a purchase price of $2.88 per share. Brokerage commissions, if any, attributable to the sale of shares will be borne by the Selling Stockholders.

The Selling Stockholders or their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq SmallCap Market or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o short sales;

o privately negotiated transactions;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law and the Subscription Agreement.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured, obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.

In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to any losses, claims, damages or liabilities to which the Selling Stockholders may become subject under the Securities Act or otherwise insofar as these losses, claims, damages or liabilities arise out of or are based on an untrue statement or alleged untrue statement of any material fact contained in any registration statement under which the Registrable Securities are registered under the Securities Act pursuant to Section 10 of the Subscription Agreement.

We have also agreed to indemnify First Montauk against liability losses and expenses related to any untrue statement of a material fact or an alleged untrue statement of a material fact contained in the Subscription Agreement and related agreements and any breach of any representations contained in the Selling Agent Agreement.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) two years from March 12, 2007 or (2) such time as all of the shares covered by this prospectus have been transferred or sold pursuant to and in accordance with the registration statement or pursuant to Rule 144(k) of the Securities Act without regard to volume limitation.

LEGAL PROCEEDINGS

MEYERS ASSOCIATES, L.P. V. CONOLOG CORPORATION, Supreme Court of the State of New York, County of New York

Index No. 600824/07

                  On March 13, 2007, Meyers Associates, L.P. commenced an action against Conolog Corporation, asserting that: (1) Conolog breached a purported contract it had with Meyers pursuant to which it claims Meyers was to act as lead underwriter in connection with a Regulation D securities offering for Conolog, and (2) Conolog misappropriated a purported confidential list of potential investors. Conolog denies the allegations in the complaint and intends to vigorously defend against Meyers's claims. On May 4, 2007, Conolog served its answer to the complaint and discovery demands. While Conolog believes it has meritorious defenses, at this early stage in the proceedings, it is not possible to predict the outcome.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified. The officers of our company are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors, executive officers and other significant employees, their ages and positions held are as follows:


  Name                Age    Position with the Company
  ----                ---    -------------------------
  Robert S. Benou     72     Chairman, Chief Executive Officer, Chief Financial
                             Officer and Director

  Marc R. Benou       39     President, Chief Operating Officer, Secretary and
                             Director

  Thomas Fogg         69     Vice President---Engineering

  Louis S. Massad     70     Director

  Edward J. Rielly    39     Director

  David M. Peison     39     Director



Robert S. Benou has been the Company's Chairman and Chief Executive Officer since May 1, 2001. From 1968 until May 1, 2001, he served as the Company's President. Mr. Benou is also the Company's Chief Financial Officer. Mr. Benou's responsibilities include new product development and supervision of sales and marketing. From June 2001 until August 2005, Mr. Benou served as a member of the board of Henry Bros. Electronics, Inc. (formerly known as Diversified Security Solutions, Inc.), a publicly held company that is a single-source/turn-key provider of technology-based security solutions for medium and large companies and government agencies. Since December 2003, Mr. Benou has served as a member of the board of directors of eXegenics, Inc., a publicly held company. Mr. Benou is a graduate of Victoria College and holds a BS degree from Kingston College, England and a BSEE from Newark College of Engineering, in addition to industrial management courses at Newark College of Engineering. Robert S. Benou is the father of Marc R. Benou.

Marc R. Benou has been the Company's President and Chief Operating Officer since May 1, 2001. Mr. Benou is also the Company's Secretary. Mr. Benou joined the Company in 1991 and is responsible for material purchasing and inventory control. From March 1995 until May 1, 2001, he served as Vice President. Mr. Benou has been on the company's Board and has served as the Company's assistant secretary since March 1995. Mr. Benou attended Lehigh and High Point University and holds a BS degree in Business Administration and Management. Marc R. Benou is the son of Robert S. Benou, the Company's Chairman Chief Executive Officer and Chief Financial Officer.

Thomas R. Fogg joined the company in 1976 as Chief Engineer responsible for analog and guidance projects. Since 1986, Mr. Fogg has served as Vice President--Engineering; he led the design team in the development of the Company's commercial products. Mr. Fogg holds a BSEE degree from Lafayette College and a MSEE degree from Rutgers University. Mr. Fogg is a fellow of the Institute of Electrical and Electronic Engineers and has published articles on delay equalization and the use of crystal resonators.

Louis S. Massad has been a Director of the Company since April 1995. From 2000 until 2003 Mr. Massad was the Chief Financial Officer, Vice President and a Director of Henry Bros. Electronics Inc. (formerly known as Diversified Security Solutions, Inc.). From 1997 to 2000, Mr. Massad was a consultant to Henry Bros. Electronics, Inc. From 1986 to 1997, Mr. Massad was a Vice President, Chief Financial Officer and Director of Computer Power Inc. Mr. Massad holds a BS and MS degree from Cairo University (Egypt) and an MBA from Long Island University, New York.

Edward J. Rielly has been a Director of the Company since January 1998. Mr. Rielly is a Manager, HSBC Business Systems, with HSBC, a financial corporation, where his responsibilities include various credit card websites. Mr. Rielly has worked for HSBC in various capacities since 2001. From March 2000 to November, 2001, Mr. Rielly was a Senior Consultant with Esavio Corporation. >From February 1998 to February 2000, Mr. Rielly was an Application Developer with Chubb Corporation. From 1993 to 1998, Mr. Rielly was an Application Developer with the United States Golf Association. Mr. Rielly is a graduate of Lehigh University and holds a BS in Computer Science.

David M. Peison has been as a Director of the Company since October 2004. Since October 2005, Mr. Peison has been in the global markets division of HSBC Bank. From 2002 until 2005, Mr. Peison was with Deutsche Bank's global markets division in New York City. From 1992 to 2000, Mr. Peison was in a private law practice in Florida and New York City. Mr. Peison holds an MBA from Emory University in Atlanta, GA, a Juris Doctor from The Dickinson School of Law of Pennsylvania State University and is admitted to the Florida, New York and Massachusetts Bars. Mr. Peison obtained his BA degree from Lehigh University in Bethlehem, PA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2007 (unless otherwise indicated), certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

Shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The applicable percentage of ownership is based on 3,074,894 shares of our Common Stock issued and outstanding as of March 28, 2007



                                       Amount and Nature of
 Name and Title                        Beneficial Ownership   Percent of Class
 -----------------------------------   --------------------   ----------------
 Robert S. Benou                       123,334                4.00%
 Chairman, CEO, CFO and
 Director

 Marc R. Benou                         114,899                3.70%
 President, COO, Secretary
 and Director

 Louis Massad, Director                0                      0

 Thomas Fogg, Vice President           0                      0
 -Engineering

 Edward J. Rielly, Director            0                      0

 David Peison, Director                0                      0

 All Executive Officers                238,233                7.70%
 and Directors as a Group
 (6 Persons)


The address for each of the named individuals is c/o Conolog Corporation, 5 Columbia Road, Somerville, New Jersey 08876.

The following description of our capital stock and the provisions of our Articles of Incorporation and By-Laws, each as amended, is only a summary.

We are authorized to issue 30,000,000 shares of common stock. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights in the election of directors. Our By-laws require that only a majority of the issued and outstanding shares of our common stock must be represented to constitute a quorum and to transact business at a stockholders meeting.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have not declared nor paid any dividends on our common stock, and we do not anticipate that dividends will be declared in the foreseeable future. Rather, we intend to apply any earnings to the expansion and development of our business. Any payment of cash dividends on our common stock in the future will be dependent upon our earnings, financial condition, capital requirements and other factors which our Board of Directors deems relevant. In the event of liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and payments to holders of our preferred stock.

Holders of our common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to our common stock.

We are authorized to issue 2,000,000 shares of Preferred Stock, issuable in series, of which there are outstanding 155,000 shares of Series A Preferred Stock, $.50 par value (162,000 authorized) and 1,197 shares of Series B Preferred Stock, $.50 par value (2,000,000 authorized). Holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefore, dividends at the rate of 4% per annum, which were $114,583 ($.74 per share) in arrears as of July 31, 2006. In addition, each share of series A preferred stock may be exchanged for one share of common stock upon the surrender of the preferred stock and payment of $48,000 per share. The Series A Preferred Stock has no voting rights. We may redeem the Series A Preferred Stock at $.50 per share plus accrued and unpaid dividends.

Holders of Series B Preferred Stock are entitled to receive, out of funds legally available therefor, dividends at the rate of $.90 per share, which were $37,776 ($31.56 per share) in arrears as of July 31, 2006. The Series B Preferred Stock has no voting rights. The Series B Preferred is convertible into ..005 of one share of common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries, provided that Sichenzia Ross Freidman Ference LLP (including its members) has been granted shares of the Company's common stock.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Conolog in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered) we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF BUSINESS

HISTORY

We were organized in 1968 and were engaged primarily in the design and manufacture of electronic components and systems for military applications.

In July 1971, we merged with DSI Systems, Inc., then engaged in the development and manufacture of terminal viewers for digital retrieval of microfilm. Later that year, we changed our name to Conolog Corporation.

In 1981 we acquired one of our customers, INIVEN Corporation ("INIVEN"). At that time, we were manufacturing, on behalf of INIVEN, a line of transmitters and receivers used for controlling and transceiving the measurement of the flow of gases and liquids, by gas and water utilities for controlling the flow of waste water and sewage and measuring and controlling traffic.

During 1987, we made a strategic decision to redirect our focus from military to commercial markets. Since that time, we have refocused on manufacturing and marketing our products for the commercial marketplace rather than depend on the military and defense-related markets. Our primary emphasis was on products for electric utilities, co-generation of power, gas and water companies, traffic control for departments of transport (DOT) and airports utilizing DSP (Digital Signal Processing) technology.

In September 1998, we acquired the assets of Atlas Design, Inc., a human resource outsourcing company, to further our strategy of mergers and acquisitions, and to assist in providing qualified engineering and technical staff in support of our longer term contracts.

In January 2001, we acquired substantially all of the assets of Prime Time Staffing Inc. and Professional Temp Solutions, Inc. These companies provided permanent and temporary employees for the graphics design firms, book publishing companies and engineering businesses.

During the year ended July 31, 2001, we formed a wholly owned subsidiary, Lonogoc Corporation. In August, 2000, Lonogoc Corporation purchased the assets of Independent Computer Maintenance Corporation, which provided installation, maintenance, and troubleshooting of computer systems and networks. On October 22, 2002, we entered an agreement to rescind the Asset Purchase Agreement between us and Independent Computer Maintenance Corporation. Under the rescission agreement, Conolog and its subsidiary agreed to transfer all assets previously purchased pursuant to the Asset Purchase Agreement, to the extent they still exist, to the former seller. The return of the purchase price paid for the assets was $600,000, $300,000 in cash at closing, a note, which is secured by a first mortgage on a condominium, for $150,000 bearing an interest rate of 7.5% of which will be paid over 24 months in equal monthly installments of $6,750 per month beginning December 2002, and an unsecured note receivable for $137,350 payable over 10 years beginning December 2004 bearing an interest rate of 5%.

In March 2004, we ceased operating our staffing business. The assets of our wholly-owned subsidiary, Nologoc, Inc. trading as Atlas Design, were sold to the subsidiary's Vice President. In consideration of the sale, we received $34,000 in cash.

PRODUCTS

We are engaged in the design and manufacture of (i) transducers, which are electro-magnetic devices which convert electrical energy into mechanical and other forms of physical energy, or conversely convert mechanical and other forms of physical energy into electrical energy; (ii) digital signal processing (DSP) systems and electromagnetic wave filters for differentiation among discreet audio and radio frequencies; (iii) audio transmitters and modulators, for the transmission over telephone lines, microwave circuits, or satellite, of electrical signals obtained from transducers, data generated in electronic code form or by computers or other similar equipment (not manufactured by us); (iv) audio receivers and demodulators which are small systems which receive and decode the signals from the audio transmitters and convert them into digital codes for input into computers, teletypes or other similar equipment (not manufactured by us) or convert such signals into mechanical or other form of energy, such as opening or closing valves, or starting or stopping a motor; (v) magnetic "networks" which are devices that permit the matching or coupling of different types of communication equipment together or many identical or similar equipment together or onto telephone or other transmission lines so as not to cause interference; and (vi) analog transmitters and receivers, which permit the coding/transmission and receiving/decoding of a constantly variable data, such as the water level in a tank, pressure in a pipe or temperature, by actually displaying the exact information at the receiving end in digital form for storing in a computer or other devices, or by physically displaying the information in a visual fashion such as a numerical readout or meter, and (vii) multiplexer supervisory controls, which enable callers with high volumes of supervisory data to transmit on fewer phone lines.

Such products are used in radio and other transmissions, telephones and telephone exchanges, air and traffic control, automatic transmission of data for utilities, tele-printing of transmitted data such as news and stock market information and for use by electric utilities in monitoring power transmission lines for faults and/or failures. Our products may be used independently or in combination with other products to form a system type configuration, whereby our equipment is pre-assembled in a large cabinet with other equipment in a configuration that would provide the end user with protection as well as operational status displays.

PRESENT STATUS/BUSINESS PRODUCT DESCRIPTION

We are engaged in three basic market segments:

(A) Commercial Sales (Under the trade name "INIVEN" (a Division of Conolog))

o Direct sales to end-users

o Sales to system assemblers

o Sales to contractors/installers

(B) Military Sales

o Direct contract sales to the military

o As subcontractor to systems producers

o Foreign governments

(C) Commercial Sales - As Manufacturing Subcontractor to Systems Producers.

MILITARY SALES

Military sales are primarily for our electromagnetic wave filters used in military radios, vehicles (cars, trucks or tanks), portable (backpack), special signaling equipment and exchanges (as in field command posts), ship to ship teletype signaling filters used in deployment of ships (UCC-1 and UCC-4 systems) as well as many other signaling applications where accurate electromagnetic frequency control is required.

Our military sales are received through independent sales representatives who are paid a commission

Commercial "INIVEN" Sales and Products

"INIVEN" equipment is designed around four (4) core product groups:

(1) PTR and PDR Teleprotection Series (Protective Tone Relaying Communications Terminal), which includes the PTR-1000, PTR-1500 and PDR-2000.

(2) Audio Tone & Telemetry Equipment (Audio Tone Control, Telemetering and Data Transmission Systems), which includes Series "98", "68", "40" and "GEN-1".

(3) Multiplex Supervisory Control System

(4) Communication Link Multihead Fiber Optic Couplers and Industrial Grade 1200 Baud Modems.

PTR TELEPROTECTION SERIES

This product is designed for use exclusively by electric power generators (electric utilities and co-generators) in order to protect their transmission and distribution lines. The PTR-1000, by monitoring the output signal of the transmission equipment in less than one hundredth of a second protects the transmission and distribution lines.

The PTR-1000 are installed in pairs, one unit at each end of the line. Each unit is connected and in constant communication with the other, as they continuously monitor the line for faults. In the event of a fault occurring (such as a downed line or a short circuit) at either end and when confirmed by the receiving PTR-1000 unit, the line is immediately isolated for shut down, averting costly damage and downtime.

The PTR-1000 system is composed of a transmitter, dual receivers, a logic card (brain center and controller of the system), relay module, line interface module and power supply module. The transmitters at each end are independent and transmit (continuously) the status (information being monitored) at their end of the line.

The PTR-1500, is a quad system and performs as 2 duals or 4 singles with many unique features such as multiple line operation, event recording with date stamp with optional analog or digital transmission modes including optic fiber interface.

The PDR 2000 is an 8 channel high speed communication system for use in electric power transmission protection schemes. Unique features include event recording, on-board and remote programming, and ID (unit to unit identification on all communications), Packet Forwarding (ability to forward information such as trips and all events through indirect communication paths), password protection and multiple communication ports.

The PTR/PDR Teleprotection Series are designed for global use by electric utilities and any entity generating power for its own consumption with resale of surplus power to an electric utility, such as cities, municipalities, cooperatives and large corporations that find it more economical to generate their own electricity.

The PTR/PDR market is:

New installations; i.e., new transmission lines, new distribution segments, for utilities and cogenerators.

Existing installations not properly protected, improving efficiency and reducing down time.

Existing installations for upgrading to PTR/PDR technology, again improving efficiency and down time.

Sales efforts for the PTR/PDR are presently being conducted by the Company's marketing executives, through independent manufacturers' representatives and through distributors. Sales are targeted primarily to the largest utilities and co-generators.

In the United States alone, there are over 500 large entities generating electricity. They are:

o Municipal Systems

o Cooperative Systems

o Federal, State and District Systems

o Audio Tone and Telemetry Equipment

For many years there has been a need for a modularly independent system that would permit a user, from a distance, to control functions such as opening a valve, starting a motor, shutting down a compressor, changing a traffic signal, control landing lights at an airport, activate a hazard warning on a highway, and in return allow the user to receive information, such as the liquid level in a tank, the pressure in a pipe, the rate of flow out of a compressor, the flow of traffic, the status of a traffic light, airport lights, or confirmation that a command was performed. Such information is transmitted and received and the control functions are performed from a distance utilizing telephone lines, microwave link or direct wire.

These applications, by their nature, can be accomplished with slow speed signaling systems composed of a transmitter on one end and a receiver on the other to carry out the necessary instructions provided by the transmitter. Each set (transmitter/receiver combination) is called a channel. Because of the slow speed, up to 30 channels could be made to transmit and receive signals, in either direction on a single telephone line, microwave link or direct-wired line at the same time. This parallel transmission permits each transmitter/receiver pair to be independent of all the others.

This product segment includes the first generation equipment, known as GEN-1, followed by later generations which include technological improvements and programmable capabilities to include:

GEN-1 Series - First generation with electromagnetic modules and first generation programmable modules without electro-magnetic modules.

"98" and "68" Series - The latest generation applies DSP and microprocessor technology with full programmability, in the field or at the factory.

"40" Series - Designed to function with the "98" or "68" series; transmits and receives variable analog data.

GEN-1 AND GEN-1 PROGRAMMABLE SERIES

The diversity of applications for this equipment makes it available for a wide range of users who are not restricted to a single industry. Typical industrial uses include: the measurement of water and gas, waste water, gasoline, oil, traffic, and electricity. Typical users include: utilities, co-generators, airports, navy yards, telephone companies, paper and pulp processors and wherever remote control and data acquisition is required.

Since our line has a distinct mechanical configuration, we designed our GEN-1 Programmable units and other improvements as replacements for existing units.

Our line of GEN-1 equipment is extensive and provides the user with the ability to perform multiple control functions, status monitoring as well as continuous variable data monitoring, such as a level in a tank or pressure gauge.

Sales for this line are primarily for the replacement of existing installations and for expansion of these installations where it would not be economical to install the latest technology, which would not be mechanically compatible.

Sales to this market are made in the same manner as the PTR/PDR market except that manufacturers' representatives specialize in selling to this diverse market.

"98," "68" and "40" Series represent our latest designs in the audio tone equipment utilizing the more advanced DSP technology, which provides high accuracy and long-term stability. These features have allowed us to greatly improve the scope, density and number of functions that can be performed on a single phone line, microwave link or direct line.

Sales of these products are made by the same agents who sell our GEN-1 products, but are also directed to encompass more sophisticated users with larger amounts of data and control points. The mechanical configuration of the "98" series is more compact, permitting more equipment in a given space, while performing many more functions when it is connected to the "40" Series. The "68" Series is the "98" Series repackaged mechanically specifically for customers with older systems permitting them to upgrade their systems to DSP technology. The "40" Series, when connected to the "98" or "68" in the same chassis, permits the continuous monitoring of variable data.

Typical applications for these products include transmission of the variable data (such as volume, temperature, pressure and moisture) for water, gas, industrial gases, oil, gasoline, transportation equipment and telephone exchanges, and for use at airports, tunnels and bridges and for security and electricity systems.

MULTIPLEX SUPERVISORY (IM) CONTROL SYSTEM

This product is a response to the cost and scarcity of dedicated phone lines (connections whereby the phone link is dedicated to one subscriber), and enables customers with high volumes of supervisory data (where many functions are monitored from a single site) to transmit data on fewer phone lines (i.e., with more data per channel, up to a maximum of 30 channels per line).

Using the "98" DSP Series as its communications link, we designed the Multiplexer Supervisory Control System to handle 8 times the normal capacity per channel. The microprocessor-based system allows a single telephone line to handle up to 900 data inputs. This product line because of its data density capability, may be utilized for a very broad range of applications. This product has only recently been introduced and our sales efforts for it are being conducted through its existing independent manufacturers sales representatives.

FIBER OPTIC LINK AND DATA MODEM

The expansion of fiber lines by our customers and their need to switch equipment from phone lines to fiber prompted us to design and introduce a fiber-optic-coupler line to interface with the many different fiber heads. In addition to complete data interface couplers we launched a series of 1200 Baud Modems (Industrial Grade) for operation under the same environmental specifications in line with our products.

OUR STRATEGY

Our strategy is to develop new commercial markets by continuing to develop new products and enhance existing products to improve both its market share and competitive position. Growth in commercial sales is expected to come through internal growth of existing products, new product introductions and the expansion of regional markets to meet the growing needs of our customers for more sophisticated and comprehensive products and services.

MARKETING AND SALES

In general, our products are marketed through telemarketing and customer contacts by our President and through independent manufacturing sales representatives and distributors.

COMPETITION

The market for our products and staffing services is very competitive. There are several companies engaged in providing the services and in the manufacturing the products of the type produced by us, most of which are substantially larger and have substantially greater name recognition or greater financial resources and personnel. The major competitive factors include availability of personnel, product quality, reliability, price, service and delivery.

Competition is expected to continue and intensify. The market is also characterized by rapid technological changes and advances. We would be adversely affected if our competitors introduced technology superior products or offered these products and services at significantly lower prices than our products.

LARGEST CUSTOMERS

Our major customers during fiscal 2006 were Bonneville Power Authority and NSTAR. Sales to these customers totaled $158,437. None of these customers has or had any material relationship other than business with the Company.

INVENTORY

RAW MATERIALS

We believe that we have adequate sources of raw materials available for use in our business. Our products are assembled from a variety of standard electronic components, such as integrated circuits, transformers, transistors, passive components (i.e., resistors, capacitors and inductors), diodes and assorted hardware, such as, printed circuit boards, connectors and faceplates. We are not dependent upon any single supplier. We also purchase a number of other electronic components and sub-assemblies from various suppliers.

In the past, we manufactured and held in our inventory finished products pursuant to the military specifications and based upon the military forecast for future quantities and delivery schedules. Widespread military procurements were discontinued as a result of the end of the cold war and the downsizing of the military establishment. Consequently, management made a decision to write off a substantial amount of the military inventory in 2001 and 2002. As a result, we no longer manufacture military products in advance. Rather, we only schedule production as purchase orders are received.

MANUFACTURING

The Company currently rents approximately 7,000 square feet of the facility located at 5 Columbia Road, for a combination of manufacturing and office space. The Company assembles, under normal workload conditions, the product it sells; however, to accommodate the peak demands that occur from time to time, we can engage a number of subcontractors to assemble boards to our specifications. All assemblies, however, are inspected and fully tested by our quality, engineering and testing departments. We maintain test equipment and every product is burned-in (i.e., each product is run at full power for 48 hours) and tested prior to shipment.

WARRANTY AND SERVICE

We provide a twelve-year warranty on our products, which covers parts and labor. The Company, at its option, repairs or replaces products that are found defective during the warranty period providing proper preventive maintenance procedures have been followed by customers. Repairs that are necessitated by misuse of such products are not covered by our warranty.

In cases of defective products, the customer typically returns them to our facility in Somerville, New Jersey. Our service personnel then replace or repair the defective items and ship them back to the customer. Generally all servicing is completed at our plant and customers are charged a fee for those service items that are not covered by the warranty. We do not offer our customers any formal written service contracts.

RESEARCH AND DEVELOPMENT

NEW PRODUCTS - CM-100 PLATFORM

In February 2007, we formally introduced the CM-100, which we believe is the first of its kind, direct substation hardened communication consolidator that fills the existing gap in substation communications. The hardwired CM-100 will allow our existing products, including the PDR-100, to operate seamlessly over fiber optics together with existing substation equipment.

During fiscal years 2003-2004 and 2004-2005, we invested approximately $93,984 and $177,338, respectively, in product development.

During fiscal year 2001-2002, we invested approximately $800,000 for product development and amortization of product costs.

During fiscal 2000-2001, we proceeded with the design of the PDR-2000 8 channel digital transfer trip communications product. During fiscal 2001-2002 we invested approximately $774,757 to complete its design of the PDR-2000, eight-channel digital transfer trip communications.

The Company also developed a new platform for its GEN-1 products allowing for its use by the Canadian utilities.

PATENTS AND TRADEMARKS

We do not have any patents covering any of our present products. We do not have any registered trademarks. We use the name INIVEN for our commercial products. We believe that this name is recognized in our industry. We believe that our prospects are dependent primarily on our ability to offer our customers high quality, reliable products at competitive prices rather than on our ability to obtain and defend patents and trademarks. We do not believe that our INIVEN name is of material importance to the Company's business.

GOVERNMENTAL REGULATION

Our manufacturing facilities are subject to numerous existing and proposed federal and state regulations designed to protect the environment, establish occupational safety and health standards and cover other matters. We believe that our operations are in compliance with existing regulations and we do not believe that such compliance has had or will have any material effect upon our capital expenditures, earnings or competitive position. With respect to military sales, we are not subject to any special regulations. The products manufactured are done so in accordance with accepted commercial practices.

EMPLOYEES

As of July 31, 2006, we employed 14 persons on a full-time basis, including two in management, one in sales, one clerical, one in accounting, one in purchasing, five in engineering and quality control and three in production. We have enjoyed good labor relations.

None of our employees are represented by a labor union or bound by a collective bargaining agreement. We have never suffered a work stoppage. We believe our future success will depend, in part, on our continued ability to recruit and retain highly skilled management, marketing and technical personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Subsequent to July 31, 2004, (1) the remaining principal balance of $1,094,000 from the issuance of convertible debentures during the fiscal year ended July 31, 2004, was converted into 1,032,076 common shares. (2) Additionally, warrants expiring April 26, 2011 were exercised resulting in the issuance of 270,000 common shares in exchange for $429,300.

On July 29, 2004, the Company entered into a subscription agreement with certain investors to issue and sell in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Pursuant to the subscription agreement the Company sold to the investors 479,000 shares of its common stock and warrants to purchase 200,000 shares of the Company's common stock at a price of $1.84 per share, which expire on July 30, 2009 and received gross proceeds of $688,500 and net proceeds of $598,995 before deducting attorneys' fees, printing fees, filing fees and other miscellaneous fees and expenses related to the private placement. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate proceeds from the subscription attributable to the warrants of $399,401. The following assumptions were utilized to value the warrants: price per share of common stock of $1.84; expected life of five years; expected volatility of 149%; a risk free interest rate of 3.7%; and an expected yield of 0.0%. On February 15, 2005 the 200,000 warrants were exercised and the Company received proceeds of $367,500.

 On February 18, 2005, the Company entered into a subscription agreement with certain investors to issue and sell in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Pursuant to the subscription agreement, the Company sold to the investors 1,369,355 shares of its common stock and warrants to purchase 958,549 shares of its common stock at a price of $1.25, which expire on August 18, 2010 and received gross proceeds of $4,245,000 and net proceeds of $3,710,650 before deducting attorneys' fees, printing fees, filing fees and other miscellaneous fees and expenses related to the private placement.

On July 19, 2005, the Company entered into a subscription agreement with certain investors to issue and sell in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Pursuant to the subscription agreement, the Company sold to the investors 1,200,000 shares of its common stock and warrants to purchase 1,440,000 shares of its common stock at a price of $1.6892 per share, which expire on January 19, 2011 and the Company received gross proceeds of $1,500,000 and net proceeds of $1,350,000 before deducting attorneys' fees, printing fees, filing fees and other miscellaneous fees and expenses related to the private placement.

Pursuant to a Subscription Agreement, dated January 19, 2006 the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $1,250,000 which are convertible into 1,000,000 shares of common stock at a conversion price of $ 1.25 per share, and warrants to purchase 1,000,000 shares of common stock at a price of $ 0.9579 per share. Interest payable on these notes accrues at a rate of 5% per annum. The maturity date is January 10, 2010. The convertible notes and warrants have been recorded in compliance with APB-14. The $ 1,250,000 of proceeds attributed to the Convertible Debenture are recorded based upon their relative fair value. The value assigned to the warrants of $ 401,363 has been recorded as a discount to the convertible debenture. Additionally, the warrants valued at $ 0.9579 per share represents a Beneficial Conversion feature calculated at their intrinsic value and amounted to $46,157. This beneficial conversion feature has been recorded as a discount to the convertible debenture. This aggregate discount to the debt of $447,520 will be amortized over the life of the debt using the effective interest method.

A summary of income, costs and expenses for the six months ended January 31, 2007 and 2006 follows:


                                                                    January 31,
                                                              2007            2006
                                                           ------------    ------------
 Product Revenues                                          $    272,324    $    254,213
 Costs and expenses                                           1,901,516      1,664,612
                                                           ------------    ------------
 Net Loss from Continuing Operations before Income Taxes     (1,629,192)     (1,410,399)
                                                           ------------    ------------

 Benefit from Income Taxes                                            0               0
 Other income (expense)                                      (3,211,729)         58,286
                                                           ------------    ------------

 Net (Loss) from continuing operations                     $ (4,840,921)   $  (1,352,113)

                                                           ------------    ------------
 Loss Attributable to Common Shareholders                  $ (4,840,921)   $  (1,352,113)
                                                           ============    ============



THE SIX MONTHS ENDED JANUARY 31, 2007 (UNAUDITED) COMPARED TO JANUARY 31, 2006 (UNAUDITED)

Product revenues for the six months ended January 31, 2007 totaled $ 272,324 representing a net increase of 7.1% or $18,111 from $254,213 reported for the six-month period last year. [The Company's Iniven division reported an increase in commercial sales of its PDR2000 and PTR1500 systems.]

Product cost for the six months ended January 31, 2007 totaled $614,610 or 225.7% of product revenue. Product cost for the six-month period increased 336.3% or $473,821 as compared to the six-month period ended January 31, 2006. Product Cost increased as a result of a $476,802 write down of obsolete inventory parts.

Gross Profit (loss) for the six month period amounted to ($342,286) or (125.7%) of product revenue compared to $113,424 or 44.6% of product revenue for the six months ended January 31, 2006.

Selling, general and administrative expenses decreased by $94,090 for the three months ended January 31, 2007 as compared to the three months ended January 31, 2006. The Company attributes this decrease to the capitalization of research and development costs attributed to new products that are scheduled to enter production during the third quarter.

As a result of the foregoing, the Company reported a net loss from continuing operations of ($4,130,308) or ($2.00) per share compared to a Loss of ($662,210) or ($0.54) per share for the three months ended January 31, 2007 and 2006, respectively. The Company reported a net loss from continuing operations of ($4,840,921) or ($2.54) per share compared to a Loss of ($1,352,113) or ($1.09)
per share for the six months ended January 31, 2007 and 2006, respectively.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2007 (UNAUDITED)

Product revenues for the three months ended January 31, 2007 totaled $144,663 representing a net increase of 118% or $78,388 from the $66,275 reported for the same three-month period last year. Product revenue for the six months ended January 31, 2007 totaled $272,324, a net increase of 7% from the revenue reported for the same six-month period last year. The Company's Iniven division was able to begin to accelerate deliveries during the second quarter of fiscal 2007, due to the completion of field-testing by the Company's utility customers.

Product Cost (Material and Direct Labor) for the six months ended January 31, 2007 totaled $137,808 or 51% of revenue. The Company attributes this decrease of $2,981 over the same six- month period last year to the continued outsourcing of assembly boards and the introduction of new assembly standards under ISO-9000, which have made the assembly process more cost efficient.

For the quarter ended January 31, 2007 the Company, in accordance with its inventory management policy, expensed $ 400,000 of cost relating to inventory parts which had become obsolete or which were not used in the manufacturing process in the prior three years. For the six months ended January 31, 2007 an aggregate of $476,802 has been expensed.

Gross profit (loss) for products for the three months ended January 31, 2007 amounted to ($327,657) and ($342,286) for the six-month period ended January 31, 2007. These Gross (loss) amounts include an inventory write down expense of $476,802 for obsolete and slow moving inventory parts referred to above.

Selling, general and administrative expenses decreased by $94,090 for the three months ended January 31, 2007 as compared to the three months ended January 31, 2006. For the six months these expenses have decreased by $236,917 over the same six-month period last year. The Company attributes this decrease to the capitalization of research and development costs attributed to new products that are scheduled to enter production during the third quarter.

Other expenses for the three-month period included a non-cash expense related to the induced conversion benefit of $2,705,457; a non-cash interest expense related to conversion of debt for $363,610 and the amortization of fees related to the conversion of debt for $142,363.

As a result of the foregoing, the Company reported a net loss from operations of ($4,130,308) or ($2.00) per share compared to a loss of ($662,102) or ($0.54)
per share for the three months ended January 31, 2007 and 2006, respectively.

As a result of the foregoing, the Company reported a net loss from operations of ($4,840,921) or ($2.54) per share compared to a loss of ($1,352,113) or ($1.09)
per share for the six months ended January 31, 2007 and 2006, respectively.

LIQUIDITY AND FINANCIAL CONDITION

Inventories from the Company's product segment decreased from $1,723,681 at July 31, 2006 to $1,350,106 for the six months ended January 31, 2007, a decrease of $373,575, which is primarily attributed to the Company's inventory management policy, to write down costs relating to inventory parts which had become obsolete or which were not used in the manufacturing process in the prior three years and the purchases of new parts for new product lines.

Accounts Receivable-trade decreased to $20,166 for the six months ended January 31, 2007 from $183,622 as of July 31, 2006. The decrease is attributed to fewer sales orders shipped during the last month of the quarter.

[The Company expects to meet its cash requirements for the next 12 months through existing cash balances.]

FISCAL YEAR ENDED JULY 31, 2006 COMPARED TO JULY 31, 2005

Product revenue for the fiscal year ended July 31, 2006 totaled $547,767 a decrease of $1,455 from the product revenue reported for the fiscal year ended July 31, 2005 of $549,222. The Company attributes this slight decrease in revenues to the continued delay and extended deliveries by the Company's utility customers due to extensive re-design and testing by these utilities.

Product cost for the fiscal year ended July 31, 2006 amounted to $282,932 or 51.6% of product revenues. Product cost for the fiscal year ended July 31, 2005 amounted to $494,605 or 90.0% of product revenues. The Company attributes the decrease in the current year's product cost of $211,673 and corresponding increase in the current year's Gross Profit of $210,218 (before offset by the write down of obsolete inventory parts) to the continued outsourcing of assembly boards and the introduction of new assembly standards under ISO-9000, which have made the assembly process more cost efficient.

For fiscal year ended July 31, 2006 the Company, in accordance with its inventory management policy, wrote down $245,326 of cost relating to inventory parts which had become obsolete or which were not used in the manufacturing process in the prior three years.

Total Operating expenses for fiscal July 31, 2006 amounted to $3,402,284, an increase of $78,112 from $3,324,172 reported for fiscal July 31, 2005. The Company attributes this increase in part to Research and Development costs of $ 376,713 on its new CM-100 platform system.

The Company's interest income increased by $77,687 for the fiscal year ended July 31, 2006 to $135,841 compared to $58,154 for fiscal year ended July 31, 2005. The totals for fiscal years 2006 and 2005 include interest income derived from the Company's interest bearing accounts through several banks.

The Company's interest expense for the fiscal year ended July 31, 2006 totaled $83,680, compared to $23,371 for fiscal year ended July 31, 2005. The increase in interest expense is attributed to interest paid on the convertible debenture issued on January 19, 2006. This convertible debenture bears interest at 5% per annum and future payments will be made in common stock in lieu of cash.

As a result of the foregoing, the Company reported a net loss from continuing operations of $3,330,089 or $.45 per share for fiscal 2006, compared to a net loss from continuing operations of $2,987,329 or $ .59 per share for fiscal 2005. Of the $.45 loss per share for July 31, 2006, the write down of inventory accounted for $.04 loss per share

LIQUIDITY AND CAPITAL RESOURCES AS OF JULY 31, 2006

Working capital at July 31, 2006 was $3,649,799 compared to $5,281,191 at year ended July 31, 2005. The decrease in the working capital is attributable to the reduction of inventory and the reduction of cash used in development of the CM-100 platform.

Accounts receivable have increased from $89,194 at July 31, 2005 to $183,622 at July 31, 2006. This increase of $94,428 is the result of increased sales during the 4th quarter.

LIQUIDITY AND CAPITAL RESOURCES AS OF JANUARY 31, 2006 (UNAUDITED)

Inventories from the Company's product segment decreased from $1,723,681 at July 31, 2006 to $1,350,106 for the six months ended January 31, 2007, a decrease of $373,575, which is primarily attributed to the Company's inventory management policy, to write down costs relating to inventory parts which had become obsolete or which were not used in the manufacturing process in the prior three years and the purchases of new parts for new product lines.

Accounts Receivable-trade decreased to $20,166 for the six months ended January 31, 2007 from $183,622 as of July 31, 2006. The decrease is attributed to fewer sales orders shipped during the last month of the quarter.

The Company expects to meet its cash requirements for the next 12 months through existing cash balances.

INFLATION

Management believes that the results of operations have not been affected by inflation and management does not expect inflation to have a significant effect on its operations in the future.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external professional advice and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company's consolidated financial statements.

REVENUE RECOGNITION

Revenue is recorded in accordance with the guidance of the SEC's Staff Accounting Bulletin (SAB) No. 104, which supercedes SAB No. 101. Revenue from product sales are recognized at the time of shipment (when title and risks and rewards of ownership have passed) upon fulfillment of acceptance terms; products are not sold on a conditional basis. Therefore, when delivery has occurred the sale is complete as long as the collection of the resulting receivable is probable.

Revenue for services provided under time and material contracts are recognized as services are provided by the temporary, contract or leased employees. Revenue from direct placements or "fixed fee contracts" is recognized at the time the candidate begins the first full day after the completion of a 30-day contingency period. Revenue from permanent placements, which are also considered fixed fee contracts, is recognized at the time the candidate begins the first full day after the completion of a required amount of temporary hours as stipulated in the Temp to Perm contract.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The preparation of financial statements requires our management to make estimates and assumptions relating to the collectivity of our accounts receivable. Management specifically analyzes historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company has a concentration risk in trade accounts receivable with significant sales to the government and local agencies. The credit evaluation process has mitigated the credit risk, such losses have been minimal, and within management expectations.

INVENTORY VALUATIONS

Inventories are valued at the lower cost or market. Determined by a first-in, first-out ("FIFO") method.

The Company's products are used in radio and other transmissions, telephone and telephone exchanges, air and traffic controls, automatic transmission of data for utilities, tele-printing of transmission data such as news and stock market information and for use by electric utilities in monitoring power transmissions lines for faults and/or failures.

The Company currently manufactures and supports over 400 products and assemblies that have been in the market place since 1970. The Company's inventory represents approximately 10,000 different components and 2,500 assemblies.

The Company presents its inventory in three categories: Raw Materials, Work-in-Process and Finished Goods. Raw Materials represents components in their original packaging stored in a secured warehouse area, and may consist, in part, of face plates, PC boards, digital screen assemblies, guide rails, capacitors, terminals, power supplies, process ships, chassis and racks, relays, keypads and resistors. Work-in-Process represents components that have been requisitioned from the warehouse and are being assembled in the assembly areas. Depending on the configurations required by a customer, products are completed and tested within 8 to 10 business days. Finished Goods represents products that have been completed in connection with specific orders and are awaiting shipment. Finished Goods can consist of products like the PDR-2000, PTR-1500 and 1000, Gen 1, 98 and 68 series.

The Company provides a twelve-year warranty on all commercial products and is required by Government regulation to design and produce military products with a minimum 25-year operating life in addition to shelf life.

Every component, regardless of age, has been purchased to meet the above criteria and may be used in any and all above said assemblies. Management believes that this inventory, which is minimally adequate, is required to implement the Company's commitments to military requirements for present and delivered orders.

The Company, together with its independent auditors, following inventory analysis and repeated annual testing, established a 3-year rule for maintaining inventory, which requires a write-down policy for inventory parts depending on their age. The inventory is tested annually applying its 3-year rule and the Company classifies as current assets only that amount of inventory it expects to realize in the next one-year operating cycles, the balance of the inventory is classified as non-current. The non-current portion of the inventory consists of the same or like components as the current portion, however, the Company does not project these components being used in production in the next fiscal period. The Company expects to realize the non-current portion of the inventory through its normal sales activity over the next two fiscal years. Any parts which have not been used for 3 years are valued at zero. Any parts, written down to a zero value under the 3-year rule, are maintained in inventory to satisfy the requirements under our long-term warranty programs.

While our inventory value at July 31, 2006 was approximately $ 1.7 million, the total of actual parts held in inventory exceeds $ 4.5 million.

WARRANTY

The Company provides a twelve-year warranty on its products; the warranty covers parts and labor. The Company, at its option, repairs or replaces products that are found defective during the warranty period providing proper preventive maintenance procedures have been followed by customers. Repairs necessitated by misuse of such products are not covered by our warranty.

In cases of defective products, the customer typically returns them to the Company's facility in Somerville, New Jersey. The Company's service personnel will replace or repair the defective items and ship them back to the customer. All servicing is completed at the Company's main facility and customers are charged a fee for those service items that are not covered by the warranty. We do not offer our customers any formal written service contracts.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at 5 Columbia Somerville, New Jersey. The space consists of approximately 7,000 square feet of which approximately 5,000 square feet is dedicated to manufacturing, production and testing and approximately 2,000 square feet is dedicated to administrative and storage needs. We rent our offices on a month-to-month basis and have not entered into a written lease with the landlord. Our current monthly rent expense is $4,600. In the opinion of management, the space is adequately covered by insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert Benou, our Chairman, Chief Executive Officer and Chief Financial Officer has made a series of loans to the Company. The Company repaid $103,000 of the principal balance during the fiscal year ended July 31, 2004. The Company repaid the remaining principal balance of $166,929, and paid $23,371 in simple interest at 4% over the life of the loans, during the fiscal year ended July 31, 2005. There were no loans made by Mr. Benou during the years ended July 31, 2006 and 2005, respectively. There was no loan repayment balances due to Mr. Benou at July 31, 2006.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information. Our Common Stock is traded on the Nasdaq Capital Market, under the symbol CNLG.

The following table sets forth, for the periods indicated, the high and low prices of the Company's Common Stock traded on the Nasdaq Capital Market for fiscal years ended July 31, 2006, July 31, 2005 and for the first two quarters for the 2007 fiscal year.


                                             Common Stock
                                        ------------------
      Fiscal Year 2007                      High     Low
       ----------------                     ----     ---
      First Quarter                        $2.52   $1.15
      Second Quarter                       $5.08   $1.26

                                             Common Stock
                                        ------------------
       Fiscal Year 2006                     High     Low
       ----------------                     ----     ---
      First Quarter                        $2.13   $0.92
      Second Quarter                       $1.16   $0.86
      Third Quarter                        $1.01   $0.81
      Fourth Quarter                       $0.90   $0.36


                                             Common Stock
                                        ------------------
       Fiscal Year 2005                     High     Low
       ----------------                     ----     ---
      First Quarter                        $6.61   $1.41
      Second Quarter                       $6.30   $3.40
      Third Quarter                        $4.29   $1.50
      Fourth Quarter                       $2.07   $1.45




(b) Holders. As of March 28, 2007, our Common Stock was held by approximately 686 shareholders of record. Our transfer agent is Continental Stock Transfer & Trust Company, with offices at 17 Battery Place, 8th Floor, New York, New York, phone number (212) 509-4000. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares of stock.

(c) Dividends. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have neither declared nor paid any dividends on our common stock or on our Preferred A or Preferred B shares. We anticipate that no such dividends will be paid in the foreseeable future. Rather, we intend to apply any earnings, if any, to the expansion and development of our business. Any payment of cash dividends on any of our securities in the future will be dependent upon the future earnings of the Company, including its financial condition, capital requirements and other factors, which the Board of Directors deems relevant.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the information indicated with respect to our compensation plans under which our common stock is authorized for issuance.


      ----------------------------------------------------------------------------------------------------------------
                                                                                               Number of securities
                                                                                              remaining available for
                                                                        Weighted average       future issuance under
                                  Number of Securities to be issued     exercise price of    equity compensation plans
                                    upon exercise of outstanding      outstanding options,     (excluding securities
                                     options, warrants and rights      warrants and rights   reflected in column (a))
                                                 (a)                           (b)                      (c)
      ----------------------------------------------------------------------------------------------------------------
      Equity compensation plans   On July 9, 2002 our stockholders             N/A                    190,000
      approved by security        approved our 2002 Stock Option
      holders                     Plan under which up to 190,000
                                  shares of our common stock may
                                  be granted to our employees,
                                  directors and consultants. To
                                  date, no options have been
                                  granted under this plan. The
                                  exercise price of options
                                  granted under the 2002 Stock
                                  Option Plan will be the fair
                                  market value of our common
                                  stock on the date immediately
                                  preceding the date on which
                                  the option is granted.
      ----------------------------------------------------------------------------------------------------------------
      Equity compensation plans                  N/A
      not approved by security
      holders
      ----------------------------------------------------------------------------------------------------------------
         Total                                 190,000
      ----------------------------------------------------------------------------------------------------------------


EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid to, accrued and forgiven by each executive for each of our last three completed fiscal years.

SUMMARY COMPENSATION TABLE

The table below reflects information concerning the annual compensation for the fiscal years ended July 31, 2006, 2005, and 2004 of those persons who were, as of July 31, 2006, (a) the Chief Executive Officer, and (b) the four most highly compensated executive officers to the extent that such persons, total annual salary and bonus exceeded $100,000.


                                 ANNUAL COMPENSATION
------------------------------------------------------------------------------



                                  FISCAL
                                 YEAR-END
NAME AND PRINCIPAL                31-JUL           SALARY       BONUS
------------------                ------           ------       -----
Robert Benou, Chairman                 2006    $341,625        $140,000   (1)
Chief Executive Officer,               2005    $323,333        $125,000
Chief Financial Officer and                              *
   Director                            2004    $312,000        $      --


Marc Benou, President                  2006    $143,625        $ 80,000   (2)
Chief Operating Officer,               2005    $111,000        $ 60,000
Secretary and Director                 2004    $ 98,500  **    $      --


Thomas Fogg                            2006    $ 40,602        $      --
Vice-President -                       2005    $ 40,602        $      --
Engineering                            2004    $ 40,602        $      --



                                                            LONG-TERM COMPENSATION
                                  --------------------------------------------------------------------------

                                                  CLOSING PRICE
                                                 OF COMMON STOCK       SECURITIES
                                 RESTRICTED     ON THE DATE OF THE     UNDERLYING
                                   STOCK         RESTRICTED STOCK        OPTION/              OTHER
NAME AND PRINCIPAL                AWARDS (3)          AWARD               SARS             COMPENSATION
------------------                ----------          -----               ----             ------------
Robert Benou, Chairman                   --           $  --                --              $18,000 ***
Chief Executive Officer,             85,000  *        $3.13                --              $18,000 ***
Chief Financial Officer and
   Director                         390,000           $4.49                --              $12,780 ***


Marc Benou, President                    --           $  --                --
Chief Operating Officer,             80,000           $3.13                --
Secretary and Director              340,000           $4.49                --


Thomas Fogg                              --           $  --                --
Vice-President -                     20,000           $3.13                --
Engineering                              --           $  --                --


* For the fiscal year ended July 31, 2004, Robert Benou forgave his entire salary.

** For the fiscal year ended July 31, 2004, Marc Benou forgave $63,500 of his salary.

*** Other compensation consisted of a car allowance.


     (1)  The Company paid Robert Benou's 2006 bonus by July 31, 2006.

     (2) The Company paid $60,000 of Marc Benou's bonus as of July 31, 2006.The balance of $20,000 was paid in August 2006.

     (3) On April 19, 2006, our stockholders approved the granting of 450,000 shares of our common stock to our directors, officers and employees. As of July 31, 2006, none of these shares were granted.

On July 9, 2002 our stockholders approved our 2002 Stock Option Plan under which up to 190,000 shares of our common stock may be granted to our employees, directors and consultants. To date, no options have been granted under this plan. The exercise price of options granted under the 2002 Stock Option Plan will be the fair market value of our common stock on the date immediately preceding the date on which the option is granted.

EMPLOYMENT AGREEMENTS

Mr. Robert Benou is serving under an employment agreement commencing June 1, 1997 and ending May 31, 2002, which pursuant to its terms renews for one-year terms until cancelled by either the Company or Mr. Benou. As of July 31, 2006, Mr. Benou's annual base salary is $360,000 and increases by $20,000 on June 1st of each year. In addition, Mr. Benou is entitled to an annual bonus equal to 6% of the Company's annual "income before income tax provision" as stated in its annual Form 10-KSB. The employment agreement also entitles Mr. Benou to the use of an automobile and to employee benefit plans, such as, life, health, pension, profit sharing and other plans. Under the employment agreement, employment terminates upon death or disability of the employee and the employee may be terminated by the Company for cause.

Mr. Marc Benou is serving under an employment agreement commencing June 1, 1997 and ending May 31, 2002, which pursuant to its terms renews for one-year terms until cancelled by either the Company or Mr. Benou. As of July 31, 2006, Mr. Benou's base salary is $148,000 and he receives annual increases of $6,000 on June 1st of each year. Mr. Benou is entitled to an annual bonus equal to 3% of the Company's annual "income before income tax provision" as stated in its annual Form 10-KSB. The employment agreement also entitles Mr. Benou to the use of an automobile and to employee benefit plans, such as, life, health, pension, profit sharing and other plans. Under the employment agreement, employment is terminated upon death or disability of the employee and employee may be terminated by the Company for cause.

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statement and other information with the Securities and Exchange Commission. You may read and copy any report and any document we file with the Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we file electronic versions of these documents on the Commission's Electronic Data Gathering Analysis and Retrieval, or EDGAR, System. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information filed with the Commission.

We have filed a registration statement on Form SB-2 with the Commission to register shares of our common stock to be sold by the Selling Stockholders. This prospectus is part of that registration statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the registration statement. For further information with respect to us or our common stock, you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review a copy of the registration statement and its exhibits and schedules at the public reference room maintained by the Commission, and on the Commission's web site, as described above. You should note that statements contained in this prospectus that refer to the contents of any contract or other document are not necessarily complete. Such statements are qualified by reference to the copy of such contract or other document filed as an exhibit to the registration statement.

Unaudited Financial Statements Conolog Corporation and Subsidiaries Condensed Consolidated Balance Sheets


                                     ASSETS



                                                                                               January 31,
                                                                                                  2007        July 31, 2006
                                             ASSETS                                            (Unaudited)      (Audited)
                                             ------                                            -----------      ---------

CURRENT ASSETS:
  Cash and cash equivalents                                                                    $ 1,959,792    $   238,137
  Certificate of Deposit                                                                              --        2,622,812
  Accounts receivable - net of allowance                                                            20,166        183,622
  Prepaid expenses                                                                                   2,320         26,376
  Accounts receivable - other                                                                       12,930          4,377
  Current portion of note receivable                                                                14,864         14,864
  Inventory                                                                                        600,000        600,000
  Other current assets                                                                             146,364        146,364
                                                                                               -----------    -----------

                                   TOTAL CURRENT ASSETS                                          2,756,436      3,836,552
                                                                                               -----------    -----------

PROPERTY AND EQUIPMENT:
  Machinery and equipment                                                                        1,345,976      1,341,961
  Furniture and fixtures                                                                           429,765        423,342
  Automobiles                                                                                       34,097         34,097
  Computer software                                                                                147,203        147,203
  Leasehold improvements                                                                            30,265         30,265
                                                                                               -----------    -----------
Total Property, Plant and Equipment                                                              1,987,306      1,976,868
  Less: accumulated depreciation and amortization                                               (1,926,694)    (1,906,895
                                                                                               -----------    -----------
                                   NET PROPERTY AND EQUIPMENT                                       60,612         69,973
                                                                                               -----------    -----------

OTHER ASSETS:
  Inventory, net of current portion                                                                750,106      1,123,681
  Deferred research and development costs                                                          184,278           --
  Deferred financing fees, net of amortization                                                        --          153,313
  Note receivable, net of current portion                                                          103,178        110,243
                                                                                               -----------    -----------

                                             TOTAL OTHER ASSETS                                  1,037,562      1,387,237
                                                                                               -----------    -----------

                                             TOTAL ASSETS                                      $ 3,854,610    $ 5,293,762
                                                                                               ===========    ===========



The accompanying notes are an integral part of the condensed consolidated financial statements

Conolog Corporation and Subsidiaries Condensed Consolidated Balance Sheets


                                  LIABILITIES & STOCKHOLDERS' EQUITY                                   January 31,
                                                                                                           2007        July 31, 2006
                                                                                                        (Unaudited)      (Audited)
                                                                                                       ------------    -------------
  CURRENT LIABILITIES:
              Accounts payable                                                                         $     90,073    $    125,843
              Accrued expenses                                                                               23,380          60,910
                                                                                                       ------------    ------------
                      TOTAL CURRENT LIABILITIES                                                             113,453         186,753
                                                                                                       ------------    ------------

NON-CURRENT LIABILITIES:
          Convertible Debenture - net of discount of $391,580
                      at July 31, 2006                                                                         --           858,420
                                                                                                       ------------    ------------
                      TOTAL LIABILITIES                                                                     113,453       1,045,173
                                                                                                       ------------    ------------


STOCKHOLDERS' EQUITY
  Preferred stock, par value $.50; Series A; 4% cumulative;
      162,000 shares authorized; 155,000 shares issued and
      outstanding at January 31, 2007 and July 31, 2006 , respectively.                                      77,500          77,500
  Preferred stock, par value $.50; Series B; $.90 cumulative;
      2,000,000 shares authorized; 1,197 shares issued and outstanding
      at January 31, 2007 and July 31, 2006 , respectively.                                                     597             597
  Common stock, par value $0.01; 30,000,000 shares authorized;
      3,074,894 and 1,244,668 shares issued and outstanding at
      January 31, 2007 and July 31, 2006 respectively including 220 shares
      held in treasury.                                                                                      30,749          12,447
  Contributed capital                                                                                    40,428,476      36,020,982
  Accumulated (deficit)                                                                                 (36,572,181     (31,731,203
  Treasury shares at cost                                                                                  (131,734        (131,734
  Deferred compensation                                                                                     (92,250            --
                                                                                                       ------------    ------------

      TOTAL STOCKHOLDERS' EQUITY                                                                          3,741,157       4,248,589
                                                                                                       ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                             $  3,854,610    $  5,293,762
                                                                                                       ============    ============



The accompanying notes are an integral part of the condensed consolidated financial statements

Conolog Corporation Condensed Consolidated Statement of Operations


                                   (Unaudited)

                                                  FOR THE THREE MONTHS       FOR THE SIX MONTHS
                                                   ENDED JANUARY 31,          ENDED JANUARY 31,
                                               2007            2006          2007               2006
                                               ----            ----          ----               ----

PRODUCT REVENUE                            $   144,663    $    66,275    $   272,324    $   254,213

COST OF PRODUCT REVENUE
Materials and Labor used in production          72,320         57,303        137,808        140,789
                                           -----------    -----------    -----------    -----------
Write down of obsolete inventory parts         400,000           --          476,802           --
                                           -----------    -----------    -----------    -----------
          TOTAL COST OF PRODUCT REVENUE        472,320         57,303        614,610        140,789

          GROSS PROFIT (LOSS)                 (327,657)         8,972       (342,286)       113,424

Selling, general and administrative
expenses                                       610,501        704,591      1,286,906      1,523,823
                                           -----------    -----------    -----------    -----------

LOSS BEFORE OTHER INCOME (EXPENSE)            (938,158)      (695,619)    (1,629,192)    (1,410,399)
                                           -----------    -----------    -----------    -----------

OTHER INCOME (EXPENSE)
  Induced conversion cost                   (2,705,457)          --       (2,705,457)          --
  Interest income                               19,280         33,517         59,455         58,286
  Amortization of deferred loan discount      (363,610)          --         (391,580)          --
  Amortization of deferred loan cost          (142,363)          --         (174,147)          --
                                           -----------    -----------    -----------    -----------

          TOTAL OTHER INCOME (EXPENSE)      (3,192,150)        33,517     (3,211,729)        58,286
                                           -----------    -----------    -----------    -----------

NET LOSS APPLICABLE TO COMMON SHARES       $(4,130,308)   $  (662,102)   $(4,840,921)   $(1,352,113)
                                           ===========    ===========    ===========    ===========

NET LOSS PER COMMON SHARE                  $     (2.00)   $     (0.54)   $     (2.54)   $     (1.09)

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                         2,064,414      1,236,309      1,907,892      1,236,309
                                           ===========    ===========    ===========    ===========


The accompanying notes are an integral part of the condensed consolidated financial statements

                               CONOLOG CORPORATION

Condensed Consolidated Statements of Cash Flows For the Six Months Ended January 31, 2007 and 2006


                                   (Unaudited)

                                                                                   2007                   2006
                                                                               -----------            -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                       $(4,840,921)           $(1,352,113)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  (USED IN) CONTINUING OPERATIONS:
  Depreciation                                                                      20,000                 24,198
  Amortization of deferred compensation                                             92,250                547,750
  Amortization of prepaid consulting expense                                          --                   31,150
  Shares issued for services                                                        51,250                   --
  Amortization of discount on debenture                                            391,580                   --
  Write down of obsolete inventory                                                 476,802                   --
CHANGES IN ASSETS AND LIABILITIES
  Decrease in accounts receivable                                                  163,456                 65,506
  (Increase) decrease in accounts receivable - other                                (8,553)               106,235
  Decrease in prepaid expenses                                                      24,056                   --
  (Increase) decrease in inventories                                              (103,227)              (108,696)
  (Increase) decrease in deferred loan closings costs                              153,313               (140,025)
  (Increase) decrease in other current assets                                         --                  (28,317)
  (Decrease) in accounts payable                                                   (40,821)                (7,171)
  (Decrease) in accrued expenses and other liabilities                             (37,530)              (423,643)
                                                                               -----------            -----------
  NET CASH (USED IN) CONTINUING OPERATIONS                                      (3,658,345)             1,285,126)
                                                                               -----------            -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Deferred research and development                                               (184,278)              (156,060)
  Purchase of equipment and leasehold improvements                                 (10,638)                (2,000)
                                                                               -----------            -----------
  NET CASH (USED IN) INVESTING ACTIVITIES                                         (194,916)              (158,060)
                                                                               -----------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Induced conversion cost                                                        2,705,457                   --
  Proceeds from convertible debenture                                                 --                1,250,000
  Proceeds from issuance of stock and warrants                                     239,584                   --
  Proceeds from note receivable                                                      7,063                   --
                                                                               -----------            -----------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                      2,952,104              1,250,000
                                                                               -----------            -----------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (901,157)              (193,186)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                  2,860,949              4,471,072
                                                                               -----------            -----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                      $ 1,959,792            $ 4,277,886
                                                                               ===========            ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
  Interest expense                                                             $      --              $      --
                                                                               ===========            ===========
  Income Taxes                                                                 $      --              $      --
                                                                               ===========            ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Debt converted to equity                                                       $ 1,250,000            $      --
                                                                               ===========            ===========
Common stock issued for services provided                                      $    51,250            $      --
                                                                               ===========            ===========
Common stock issued for deferred compensation                                  $   184,500            $      --
                                                                               ===========            ===========
Warrants attributed to debenture                                               $      --              $    35,190
                                                                               ===========            ===========


The accompanying notes are an integral part of the condensed consolidated financial statements

 NOTE 1 - UNAUDITED FINANCIAL STATEMENTS

           These condensed consolidated financial statements should be read in conjunction with the audited financial statements included in the Annual Report on Form 10-KSB for the year ended July 31, 2006. Since certain information and footnote disclosures normally included in condensed financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the instructions to Form 10-QSB of Regulation S-B as promulgated by the Securities and Exchange Commission, these condensed consolidated financial statements specifically refer to the footnotes to the condensed consolidated financial statements of the Company as of July 31, 2006. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments and disclosures necessary for a fair statement of the financial position and results of operations and cash flows of the Company for the interim periods presented. Such adjustments consisted only of those of a normal recurring nature. Results of operations for the six months ended January 31, 2007 should not necessarily be taken as indicative of the results of operations that may be expected for the fiscal year ending July 31, 2007.


NOTE 2 - REVERSE 1-FOR-6 COMMON STOCK SPLIT AND EXERCISE OF WARRANTS

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect the 1-for-6 reverse split of the Company's Common Stock.

At a Special Meeting of the shareholders held on August 2, 2006 a proposal to amend the Certificate of Incorporation to give effect to a one-for-six reverse stock split of the common stock of the Company was approved by the stockholders. The reverse split was effected on August 4, 2006.

Pursuant to a Subscription Agreement dated January 19, 2006, the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $ 1,250,000 which as a result of the reverse split are convertible into 166,667 (the "Note Shares") post split shares of (post 1-for-6 stock reverse split) common stock at a post split conversion price of $7.50, and warrants to purchase 166,668 shares of (post 1-for-6 stock reverse split) common stock at a post split exercise price of $5.7474 per share (the "Conversion Price"). Pursuant to an agreement dated as of September 28, 2006, between the Company and the selling shareholders who were parties to the January 19, 2006 Subscription Agreement (the "Subscribers"), the Company reduced the warrant exercise price of warrants held by the Subscribers to $1.25 so long as such warrants were exercised by October 31, 2006, after which time the warrant exercise price would revert to $5.7474, subject to adjustment as provided in the warrants. Pursuant to an agreement between the Company and First Montauk Securities Corp. (the placement agent in the private placement with the selling shareholders who were parties to the January 19, 2006 Subscription Agreement) the Company reduced the exercise price of warrants issued to First Montauk Securities Corp. and/or its transferees to $1.25. As of January 31, 2007 all of the Subscribers and some of the First Montauk Securities Corp. warrants, amounting to 191,667 warrants were exercised at a conversion price of $1.25 per share. The Company received a Gross amount of $239,584 for these warrants.

As permitted by the January 19, 2006 Subscription Agreement, on November 30 th , the Company reduced the Conversion Price to $1.10 per share. Any shares in excess of the Notes Shares will not be registered under the Securities Act of 1933, as amended, and, therefore, may not be offered for sale, pledged or hypothecated in the absence of an effective registration statement or an opinion of counsel reasonably satisfactory to the Company that such registration is not required.

NOTE 3 - CONVERSION OF DEBT

In January 2007, the Company reduced the original conversion prices of their outstanding debentures from $7.50 to $1.10. Subsequent to the reduction in the conversion price the debt holders exercised their rights to convert. The incremental consideration of the shares issued in the conversion was valued at $2,705,457 and recorded as induced conversion costs in the accompanying statement of operations.

In connection with this conversion, the amortization of deferred loan costs of $174,147 and the amortization of deferred loan discount of $363,610 were fully written off.

NOTE 4 - SUBSEQUENT EVENTS

On March 12, 2007 a private placement of an aggregate of $2,825,000, principal amount, of Convertible Debentures was placed with 8 investors. The Convertible Debentures, Subject to stockholder approval as required by any applicable Nasdaq rules, the Convertible Debentures are convertible into an aggregate of 1,412,500 shares of the common stock of the Company.

The Conversion Price of the Convertible Debentures is $2.00 per share. The investors have also received warrants to purchase an aggregate of 1,412,500 shares of the Company's common stock at an exercise price of $2.88 per share, exercisable beginning at any time on the sooner of September 8, 2007 or the date the Company's stockholders approves the issuance of the Company's common stock issuable on conversion of the Convertible Debentures (if such approval is required by the applicable rules of the Nasadq) through the fifth anniversary of the issuance. In addition, the selling agent (including certain of its employees and affiliates) was granted a warrant to acquire 282,500 shares of the Company's common stock. The Company received net proceeds of $2,487,500.

                      CONOLOG CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005


                                                                           Page(s)
                                                                          --------
  Report of Independent Registered Public Accounting Firm                    F1

  Consolidated Balance Sheets as of July 31, 2006 and 2006                 F2 - F3

  Consolidated Statements of Operations for the Years Ended
     July 31, 2006 and 2005                                                  F4

  Consolidated Statements of Changes in Stockholders' Equity for the
     Years Ended July 31, 2006 and 2005                                      F5

  Consolidated Statements of Cash Flows for the Years Ended
     July 31, 2006 and 2005                                                F6 - F7

  Notes to Consolidated Financial Statements                               F8 - F20


                    BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
                          Certified Public Accountants

                               High Ridge Commons
                                 Suites 400-403
                           200 Haddonfield Berlin Road
                           Gibbsboro, New Jersey 08026
                        (856) 346-2828 Fax (856) 346-2882

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Conolog Corporation
Somerville, New Jersey

We have audited the accompanying consolidated balance sheets of Conolog Corporation and Subsidiaries (the "Company") as of July 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conolog Corporation and its Subsidiaries as of July 31, 2006 and 2005, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

October 27, 2006


MEMBER OF:   AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
             NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
             PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                      CONOLOG CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JULY 31, 2006 and 2005

                                     ASSETS


                                     ASSETS
                                                                                  2006                       2005
                                                                                  ----                       ----

CURRENT ASSETS:
   Cash and cash equivalents                                                 $   238,137               $  1,936,655
   Certificate of Deposit                                                      2,622,812                  2,534,417
   Accounts receivable - net of allowance                                        183,622                     89,194
   Prepaid expenses                                                               26,376                     23,755
   Accounts receivable - other                                                     4,377                          --
   Current portion of note receivable                                             14,864                     14,864
   Inventory                                                                     600,000                    900,000
   Other current assets                                                          146,364                    252,599
                                                                             -----------               ------------

       TOTAL CURRENT ASSETS                                                    3,836,552                  5,751,484
                                                                             -----------               ------------

PROPERTY, PLANT AND EQUIPMENT:
   Machinery and equipment                                                     1,341,961                  1,324,504
   Furniture and fixtures                                                        423,342                    423,342
   Automobiles                                                                    34,097                     34,097
   Computer software                                                             147,203                    147,203
   Leasehold improvements                                                         30,265                     30,265
                                                                             -----------               ------------

Total Property, Plant and Equipment                                            1,976,868                  1,959,411
   Less: accumulated depreciation and amortization                            (1,906,895)                (1,868,405)
                                                                             -----------               ------------

     NET PROPERTY, PLANT AND EQUIPMENT                                            69,973                     91,006
                                                                             -----------               ------------

OTHER ASSETS:
   Inventory, net of current portion                                           1,123,681                    970,212
   Deferred financing fees, net of amortization                                  153,313                         --
   Note receivable, net of current portion                                       110,243                    125,106
                                                                             -----------               ------------

       TOTAL OTHER ASSETS                                                      1,387,237                  1,095,318
                                                                             -----------               ------------

       TOTAL ASSETS                                                          $ 5,293,762               $  6,937,808
                                                                             ===========               ============


The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JULY 31, 2006 AND 2005

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                              LIABILITIES & STOCKHOLDERS' EQUITY                         2006            2005
                                              ----------------------------------                         ----            ----

CURRENT LIABILITIES:
       Accounts payable                                                                             $    125,843    $     46,650
       Accrued expenses                                                                                   60,910         248,643
       Accrued legal fees                                                                                   --           175,000
                                                                                                    ------------    ------------

         TOTAL CURRENT LIABILITIES                                                                       186,753         470,293
                                                                                                    ------------    ------------

NON-CURRENT LIABILITIES:
     Convertible Debenture - net of discount of $ 391,580                                                858,420            --
                                                                                                    ------------    ------------

         TOTAL LIABILITIES                                                                             1,045,173         470,293
                                                                                                    ------------    ------------

STOCKHOLDERS' EQUITY
   Preferred stock, par value $.50; Series A; 4% cumulative; 162,000 shares authorized; 155,000 shares issued and outstanding
     at July 31, 2006 and 2005, respectively.                                                             77,500          77,500
   Preferred stock, par value $.50; Series B; $.90 cumulative; 2,000,000 shares authorized; 1,197
     shares issued and outstanding at July 31, 2006 and 2005, respectively.                                  597             597
   Common stock, par value $0.01; 30,000,000 shares authorized; 7,441,353 and 7,417,847 shares issued and outstanding at July 31, 2006 and 2005 respectively including 220
     shares held in treasury.                                                                             74,414          74,172
   Contributed capital                                                                                35,954,019      35,425,721
   Retained (deficit)                                                                                (31,726,207)    (28,391,938)
   Treasury shares at cost                                                                              (131,734)       (131,734)
   Deferred compensation                                                                                    --          (547,750)
   Prepaid consulting                                                                                       --           (39,053)
                                                                                                    ------------    ------------

     TOTAL STOCKHOLDERS' EQUITY                                                                        4,248,589       6,467,515
                                                                                                    ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $  5,293,762    $  6,937,808
                                                                                                    ============    ============




The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JULY 31, 2006 AND 2005


                                                              2006           2005
                                                              ----           ----

OPERATING REVENUES
   Product revenue                                     $   547,767    $   549,222

COST OF PRODUCT REVENUES
   Materials used for current years' production            282,932        494,605
   Write down of obsolete inventory parts                  245,326           --
                                                       -----------    -----------

TOTAL COST OF PRODUCT REVENUES                             528,258        494,605

GROSS PROFIT                                                19,509         54,617
                                                       -----------    -----------

OPERATING EXPENSES
   General and administrative costs                      2,159,037      2,498,039
   Professional fees                                       552,434        374,292
   Selling and trade shows                                 314,100        274,503
   Research and development                                376,713        177,338
                                                       -----------    -----------

     TOTAL OPERATING EXPENSES                            3,402,284      3,324,172
                                                       -----------    -----------

LOSS BEFORE OTHER INCOME (EXPENSE)                      (3,382,775)    (3,269,555)
                                                       -----------    -----------

OTHER INCOME (EXPENSE)
   Interest income                                         135,841         58,154
   Interest (expense)                                      (83,680)       (23,371)
   Other income                                                525            720
                                                       -----------    -----------

     TOTAL OTHER INCOME                                     52,686         35,503
                                                       -----------    -----------

LOSS FROM OPERATIONS BEFORE INCOME TAX BENEFIT          (3,330,089)    (3,234,052)
     Benefit from income taxes                                --          246,723
                                                       -----------    -----------

NET LOSS APPLICABLE TO COMMON SHARES                   $(3,330,089)   $(2,987,329)
                                                       ===========    ===========

NET LOSS PER COMMON SHARE                              $     (0.45)   $     (0.59)
                                                       ===========    ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     7,425,822      5,024,671
                                                       ===========    ===========



The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JULY 31, 2006 AND 2005


                                     SERIES A                 SERIES B
                                 PREFERRED STOCK           PREFERRED STOCK                  COMMON STOCK             CONTRIBUTED
                                SHARES      AMOUNT       SHARES        AMOUNT          SHARES          AMOUNT         CAPITAL
                                ------      ------       ------        ------          ------          ------         -------
Balance at July
   31, 2004                     155,000   $ 77,500        1,197          $597         2,878,781         $28,795    $ 25,895,647
                                =======   ============  =========        =======      =========         =======    ============

Conversion of
   debt                            --             --         --             --        1,032,076          10,321       1,083,679
Common shares
   issued for
   cash                            --             --         --             --        2,569,355          25,686       3,049,649

Costs directly
   related to
   stock
   subscriptions                   --             --         --             --             --              --        (1,093,781)

Warrants issued
   for common
   stock shares                    --             --         --             --             --              --        (1,187,928)

Warrants
   converted to
   common stock
   shares                          --             --         --             --          470,000           4,700       2,391,501

Shares issued
   for services
   to be provided                  --             --         --             --          117,000           1,170         333,181

Amortization of
   consultant
   services                        --             --         --             --             --              --              --

Common shares
   issued to
   officers,
   directors and
   employees                       --             --         --             --          350,000           3,500       1,092,000

Amortization
   officers,
   directors and
   employee
   compensation                    --             --         --             --             --              --              --

Exchange lots /
   escheatment                     --             --         --             --              635            --              --

Net loss for the
   Year                            --             --         --             --             --              --              --

Dividends                          --             --         --             --             --              --             4,180

Balance at July 31, 2005        155,000   $ 77,500,197  1,417,847        $   597      7,417,847    $     74,172    $ 31,568,128

Original
   Discount on
   Convertible
   Debenture                       --             --         --             --             --              --           482,710

Shares issued
   for services
   to be provided                  --             --         --             --           50,000             500          41,150

Amortization of
   consultant
   services                        --             --         --             --             --              --              --

Amortization
   officers,
   directors and
   employee
   compensation                    --             --         --             --             --              --              --

Exchange lots/
   escheatment                     --             --         --             --          (26,494)           (258)            258

Net loss for the
   Year                            --             --         --             --             --              --              --

Dividends                          --             --         --             --             --              --             4,180
                                -------   ------------  ---------        -------      ---------         -------    ------------
Balance at July
   31, 2006                     155,000   $ 77,500,197  1,441,353        $   597      7,441,353         $74,414    $ 32,096,426
                                =======   ============  =========        =======      =========         =======    ============


                           CONTRIBUTED      RETAINED                                                         TOTAL
                            CAPITAL -       EARNINGS        TREASURY        DEFERRED         PREPAID      STOCKHOLDERS'
                            WARRANTS       (DEFICIT)         STOCK        COMPENSATION      CONSULTING       EQUITY


Balance at July
   31, 2004                $  1,599,401    $(25,400,429)   $(131,734)      $       --      $   (124,670)   $  1,945,107
                           ============    ============    ============    ============    ============    ============

Conversion of
   debt                            --              --              --              --              --         1,094,000
Common shares
   issued for
   cash                            --              --              --              --              --         3,075,335

Costs directly
   related to
   stock
   subscriptions                   --              --              --              --              --        (1,093,781

Warrants issued
   for common
   stock shares               3,857,593            --              --              --              --         2,669,665

Warrants
   converted to
   common stock
   shares                    (1,599,401)           --              --              --              --           796,800

Shares issued
   for services
   to be provided                  --              --              --              --          (334,351)           --

Amortization of
   consultant
   services                        --              --              --              --           419,968         419,968

Common shares
   issued to
   officers,
   directors and
   employees                       --              --              --        (1,095,500)           --              --

Amortization
   officers,
   directors and
   employee
   compensation                    --              --              --           547,750            --           547,750

Exchange lots /
   escheatment                     --              --              --              --              --              --

Net loss for the
   Year                            --        (2,987,329)           --              --              --        (2,987,329

Dividends                          --            (4,180)           --              --              --              --

                           ------------    ------------    ------------    ------------    ------------    ------------
Balance at July 31, 2005   $  3,857,593    $(28,391,938)   $   (131,734)   $   (547,750)   $    (39,053)   $  6,467,515
                           ============    ============    ============    ============    ============    ============

Original
   Discount on
   Convertible
   Debenture                       --              --              --              --              --           482,710

Shares issued
   for services
   to be provided                  --              --              --              --              --            41,650

Amortization of
   consultant
   services                        --              --              --              --            39,053          39,053

Amortization
   officers,
   directors and
   employee
   compensation                    --              --              --           547,750            --           547,750

Exchange lots/
   escheatment                     --              --              --              --              --              --

Net loss for the
   Year                            --        (3,330,089)           --              --              --        (3,330,089

Dividends                          --            (4,180)           --              --              --              --
                           ------------    ------------    ------------    ------------    ------------    ------------

Balance at July
   31, 2006                $  3,857,593    $(31,726,207)   $   (131,734)            $--             $--    $  4,248,589
                           ============    ============    ============    ============    ============    ============




The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JULY 31, 2006 AND 2005


                                                                                      2006          2005
                                                                                      ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from continuing operations                                           $(3,330,089)   $(2,987,329
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN) CONTINUING OPERATIONS:
   Depreciation                                                                       38,490         50,530
   Amortization of deferred compensation                                             547,750        547,750
   Amortization of prepaid consulting expense                                         39,053        419,968
   Shares issued for services                                                         41,650           --
   Amortization of discount on debenture                                              91,130           --
   Amortization of deferred financing fees                                            21,902           --
   Write down of obsolete inventory                                                  245,326           --
   Gain on sale of equipment                                                            --             (400)
CHANGES IN ASSETS AND LIABILITIES
   (Increase) decrease in accounts receivable                                        (94,428)        58,977
   (Increase) in accounts receivable - other                                          (4,377)          --
   (Increase) in prepaid expenses                                                     (2,621)          --
   (Increase) Decrease in inventories                                                (98,795)        54,205
   (Increase) decrease in other current assets                                       106,235       (232,255)
   Increase (decrease) in accounts payable                                            79,193       (162,925)
   Increase (decrease) in accrued expenses and other liabilities                    (362,734)       270,047
                                                                                 -----------    -----------

   NET CASH (USED IN) CONTINUING OPERATIONS                                       (2,682,315)    (1,981,432)
                                                                                 -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of equipment                                                      --              400
   Purchase of equipment and leasehold improvements                                  (17,457)       (46,926
   Purchase of certificate of deposit                                             (2,622,812)    (2,534,417)
   Redemption of certificate of deposit                                            2,534,417           --
                                                                                 -----------    -----------

   NET CASH (USED IN) INVESTING ACTIVITIES                                          (105,852)    (2,580,943)
                                                                                 -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of loan from officer                                                       --          (77,427)
   Proceeds from issuance of convertible debenture                                 1,250,000           --
   (Increase) in deferred financing fees                                            (175,215)          --
   Proceeds from issuance of stock, net of issuance costs                               --        4,651,219
   Proceeds from issuance of stock and warrants                                         --          796,800
   Proceeds from note receivable                                                      14,864          8,670
                                                                                 -----------    -----------

   NET CASH PROVIDED BY FINANCING ACTIVITIES                                       1,089,649      5,379,262


The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                   FOR THE YEARS ENDED JULY 31, 2006 AND 2005



                                                           2006           2005
                                                           ----           ----

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (1,698,518)       816,887

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR            1,936,655      1,119,768
                                                       -----------    -----------

CASH AND CASH EQUIVALENTS - END OF YEAR                $   238,137    $ 1,936,655
                                                       ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
   Interest expense                                    $    27,740    $    23,371
                                                       ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Debt converted to equity                               $      --      $ 1,094,000
                                                       ===========    ===========

Common stock issued for services to be provided        $    41,650    $   334,350
                                                       ===========    ===========

Common stock issued for deferred compensation          $      --      $ 1,095,500
                                                       ===========    ===========



The accompanying notes are an integral part of the consolidated financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005

NOTE 1- NATURE OF ORGANIZATION

Conolog Corporation (the "Company") is in the business of design, manufacturing and distribution of small electronic and electromagnetic components and subassemblies for use in telephone, radio and microwave transmissions and reception and other communication areas. The Company's products are used for transceiving various quantities, data and protective relaying functions in industrial, utility and other markets. The Company's customers include primarily industrial customers, which include power companies, and various branches of the military.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Conolog Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND EQUIVALENTS

For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents balances at financial institutions and are insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, balances in certain bank accounts may exceed the FDIC insured limits.

CERTIFICATES OF DEPOSIT

At July 31, 2006 and 2005, the Company had one year certificates of deposit totaling $2,622,812 and $2,534,417, with interest at a rate of 4.18% and 3.25% and maturing March 2006 and August 2006, respectively.

INVENTORIES

Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market.

ACCOUNTS RECEIVABLE

Accounts Receivable are recorded at net realizable value.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, less allowances for depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives (3 to 7 years) of the assets. Depreciation and amortization was $38,490 and $50,530 for the years ended July 31, 2006 and 2005, respectively. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and Development costs incurred in the development of the Company's CM-100 Platform system, and directly charged to expense amounted to $376,713 during fiscal year July 31,2006. Research and Development costs directly charged to expense were $177,338 for the year ended July 31, 2005.

REVENUE RECOGNITION

Revenue is recorded in accordance with the guidance of the SEC's Staff Accounting Bulletin (SAB) No. 104, which supersedes SAB No. 101. Revenue from product sales are recognized at the time of shipment (when title and risks and rewards of ownership have passed) upon fulfillment of acceptance terms; products are not sold on a conditional basis. Therefore, when delivery has occurred the sale is complete as long as the collection of the resulting receivable is probable.

ADVERTISING COSTS

Advertising costs are charged to operations when incurred. Advertising expense was $1,380 and $7,301 for the years ended July 31, 2006 and 2005, respectively.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are expensed as incurred and amounted to $23,416 and $25,627 for the years ended July 31, 2006 and 2005, respectively.

                      CONOLOG CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Securities Issued for Services

The Company accounts for common stock issued for compensation services of Officers, Directors and employees by reference to the fair market value of the Company's stock on the date of stock issuance. Consulting service and commission expense is recorded at the rate that such services are normally paid at.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

Loss Per Share of Common Stock

Loss per share of common stock is computed by dividing net loss (after dividends on preferred shares) by the weighted average number of shares of Common Stock outstanding during the year. The preferred dividends are not reflected in arriving at the net loss as they are not material and would have no effect on earning per share available to common shareholders. The number of weighted average shares used in the computations were 7,425,822 and 5,024,671 for 2006 and 2005 respectively. The effect of assuming the exchange of Series A Preferred Stock and Series B Preferred Stock in 2006 and 2005 would be anti-dilutive.

Reclassifications

Certain amounts for the year ended July 31, 2005 have been reclassified to conform to the presentation of the July 31, 2006 amounts. The reclassifications have no effect on the net loss for the year ended July 31, 2005.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   LOSS PER SHARE OF COMMON STOCK (CONTINUED)

Loss Per Share of Common Stock (Continued)

The effect of assuming the exercise of outstanding warrants at July 31, 2005 would be anti-dilutive.

The following is a reconciliation of the computation for basic and diluted EPS:




                                                                     JULY 31,     JULY 31,
                                                                       2006         2005
                                                                       ----         ----

Net Loss                                                         $(3,330,089)   $(2,987,329)
                                                                 -----------    -----------


Weighted-average common shares outstanding (Basic)                 7,425,822      5,024,671

Weighted-average common stock equivalents:
   Stock options                                                        --             --
   Warrants                                                             --             --
                                                                 -----------    -----------

Weighted-average common shares outstanding (Diluted)               7,425,822      5,024,671

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective for small business issuers as of the first interim period that begins after December 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company's results of operations in the third quarter of fiscal year 2006 and thereafter.

In November 2004, the FASB issued Financial Accounting Standards No. 151 (FAS
151), "Inventory Costs - an amendment of ARB No. 43, Chapter 4". FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, FAS 151 requires companies to base the allocation of fixed production overhead to the costs of conversion on the normal capacity of production facilities. FAS 151 is effective for the Company in 2006. The Company does not expect FAS 151 to have a material impact on its results or financial statements.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 3- INVENTORY

Inventory consisted of the following as of July 31,:


                                                                        2006              2005
                                                                        ----              ----
                 Finished Goods                                     $  207,932        $  454,377
                 Work-in-process                                         1,710            10,448
                 Raw materials                                       1,514,039         1,405,387
                                                                    ----------        ----------
                                                                    $1,723,681        $1,870,212


Inventory of $1,123,681 was classified as non-current. Only the amount the Company expects to realize in the next operating cycle has been classified as current.

NOTE 4 -               DEFERRED FINANCING FEES
                       -----------------------

                       The Company has recorded deferred financing fees of $175,215, equal to the fair market value of warrants issued in conjunction with the convertible bond debentures. These deferred financing fees will be amortized over the life of the loans. Amortization expense for these fees for the year ended July 31, 2006 was $21,902.

NOTE 5 -               NOTE RECEIVABLE
                       ---------------

                       The company entered into an Agreement to Rescind Asset Purchase Agreement, dated October 22, 2002. This Agreement requires the repayment $148,640.32, consisting of principal and interest accrued to July 31, 2004. Payments of $1,606.89 (principal of 41,238.68 and interest at 5% of $368.22) begin December 30, 2004 and will continue monthly until the full balance is repaid.

NOTE 6-                RENTAL COMMITMENTS
                       ------------------

                       Total rental expense for operating leases of the Company amounted to approximately $55,680 and $55,680 during the years ended July 31, 2006 and 2005, respectively. The Company currently leases its facilities on a month-to-month basis.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 7-                INCOME TAXES
                       ------------

                       The income tax (benefit) is comprised of the following:


                                                                          JULY 31,
                                                              2006                 2005
                                                              ----                 ----

                 Current Income Taxes                       $     --           $      --
                    Federal                                       --                  --
                    State                                         --            (246,723)

                                                            $     --           $(246,723)
                                                            ========           ==========



                       In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D" Credits) to corporate taxpayers in New Jersey. During fiscal year ended July 31, 2005, the Company entered into an agreement under which it sold a portion of its NOL carryover. The total proceeds of this transaction are recorded as a benefit in the accompanying financial statements. The remaining unsold portion of this NOL of $146,364 is recorded on the balance sheet as Other Current Assets.

                       Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes, and net operating losses.

                       The temporary differences causing deferred tax benefits are primarily due to net operating loss carry forwards. The Company has established a valuation allowance at the full value of the deferred tax asset.

                       At July 31, 2006 and 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $39,000,000 and $32,860,000 respectively, which is available to offset future Federal and State taxable income through 2026.

                       There was no provision for income taxes for the year ended July 31, 2006 and July 31, 2005.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005



                                                                  2006                  2005
                                                                  ----                  ----

                 Deferred tax asset                            $ 10,107,718        $  8,516,400
                 Less: Valuation allowance                      (10,107,718)         (8,516,400
                                                               ------------        ------------
                                                               $         --       $          --


NOTE 8-                PROFIT SHARING PLAN
                       -------------------

                       The Company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. No contributions to the plan were made during the years ended July 31, 2006 and 2005.

                       The Plan also provides an employee savings provision (401(k) plan whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company made matching contributions to the plan of $163,407 and $160,542 for the fiscal years ended July 31, 2006 and 2005 respectively.

NOTE 9-                STOCKHOLDERS' EQUITY
                       --------------------

                       The Series A Preferred Stock provides 4% cumulative dividends, which were $114,583 ($0.74 per share) in arrears at July 31, 2006. In addition, each share of Series A Preferred Stock may be exchanged for one share of Common Stock upon surrender of the Preferred Stock and payment of $48,000 per share. The Company may redeem the Series A Preferred Stock at $.50 per share plus accrued and unpaid dividends.

                       The Series B Preferred Stock provides cumulative dividends of $0.90 per share, which were $37,776 ($31.56 per share) in arrears at July 31, 2006. In addition, each share of Series B Preferred Stock is convertible into .005 of one share of Common Stock.

                       On July 29, 2004, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 479,000 shares of common stock and 200,000 warrants with an exercise price of $1.84, which expire on July 30,2029. The Company received $688,500 in exchange for the shares and warrants. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005
proceeds from the subscription attributable to the warrants of $399,401. The following assumptions were utilized to value the warrants: price per share of common stock of $1.84; expected life of five years; expected volatility of 149%; a risk free interest rate of 3.7%; and an expected yield of 0.0%.

On February 15, 2005 the above 200,000 warrants were exercised and the Company received proceeds of $367,500.

On February 18, 2005, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 1,369,355 shares of common stock and 958,549 warrants with an exercise price of $1.25, which expire on August 18, 2010. The Company received $4,245,000 in exchange for the shares and warrants.

On July 19, 2005, the Company entered into a subscription agreement with a group of investors for common stock and warrants to purchase shares of common stock. The Company sold to the investors 1,200,000 shares of common stock and 1,440,000 warrants with an exercise price of $1.6892, which expire on January 19, 2011. The Company received $1,500,000 in exchange for the shares and warrants.

On January 19, 2006, pursuant to a Subscription Agreement, the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $1,250,000 which are convertible into 1,000,000 shares of common stock at a conversion price of $1.25 per share, and warrants to purchase 1,000,000 shares of common stock at a price of $0.9579 per share. The Warrants are exercisable as of April 19, 2006 and terminate on the fifth year anniversary date. Interest payable on these notes accrues at a rate of 5% per annum. The convertible notes and warrants have been recorded in compliance with APB-14.

The $1,250,000 of proceeds attributed to the Convertible Debenture are recorded based upon their relative fair value. The value assigned to the warrants of $401,363 has been recorded as a discount to the convertible debenture. Additionally, the warrants valued at $0.9579 per share represents a Beneficial Conversion feature calculated at their intrinsic value and amounted to $46,157. This beneficial conversion feature has been recorded as a discount to the convertible debenture. This aggregate discount to the debt of $447,520 will be amortized over the life of the debt using the effective interest method.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005

NOTE 9-                STOCKHOLDERS' EQUITY (CONTINUED)
                       --------------------

                       A summary of the Company's warrant activity is as follows:


                                             YEAR ENDED JULY 31, 2006
                                            -------------------------
                                                           WEIGHTED
                                             NUMBER        AVERAGE
                                               OF         EXERCISE
                                            WARRANTS        PRICE
                                            --------        -----
                Balance at July 31, 2004      470,000    $     1.69
                Exercised September 2004     (270,000)         1.59
                Issued February 2005          958,549          1.25
                Exercised February 2005      (200,000)         1.84
                Issued July 2005            1,440,000          1.69
                                            ---------    ------------

                Balance at July 31, 2005    2,398,549          1.28
                  Issued January 2006       1,200,000           .9579
                                            ---------    ------------

                Balance at July 31, 2006    3,598,549    $     1.17
                                            =========    ============




NOTE 10-               CONVERTIBLE DEBENTURES
                       ----------------------

                       On April 26, 2004, the Company entered into a Securities Purchase Agreement with an investor, whereby the Company issued and sold to the investor, in a private placement, a $1,200,000 principal amount Secured Convertible Term Note and warrants to purchase 270,000 shares of common stock. The principal amount of the note was repayable at the rate of $50,000 per month, plus accrued interest, if any, commencing on May 1, 2005 and may be paid at the investors' option in cash or shares of the Company's common stock at the conversion rate of $1.06.

                       The 270,000 warrants were exercised on September 27, 2004 at an exercise price of 1.59. The warrants were valued using the Black-Scholes option valuation model with a resulting allocation to interest expense of $1,200,000. The following assumptions were utilized to value the warrants: price per share $4.55; expected life of seven years; expected volatility of 151%; a risk free interest rate of 3.4%; and an expected yield of 0.0%.

                       As of July 31, 2004, $106,000 of principal was converted into 100,000 common shares. During Fiscal 2005, the remainder of $ 1,094,000 of principal was converted into 1,032,076 common shares.

                                       CO

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005


            Pursuant to a Subscription Agreement, dated January 19, 2006, the Company sold and issued to three Subscribers Convertible Notes having an aggregate principal balance of $ 1,250,000 which are convertible into 1,000,000 shares of common stock at a conversion price of $ 1.25 per share, and warrants to purchase 1,000,000 shares of common stock at a price of $ 0.9579 per share. Interest payable on these notes accrues at a rate of 5% per annum. The convertible notes and warrants have been recorded in compliance with APB-14.

            The $1,250,000 of proceeds attributed to the Convertible Debenture are recorded based upon their relative fair value. The value assigned to the warrants of $401,363 has been recorded as a discount to the convertible debenture. Additionally, the warrants valued at $0.9579 per share represents a Beneficial Conversion feature calculated at their intrinsic value and amounted to $46,157. This beneficial conversion feature has been recorded as a discount to the convertible debenture. This aggregate discount (deferred loan cost) to the debt of $447,520 will be amortized over the life of the debt using the effective interest method.

            Amortizing payments of the outstanding principal amount of this Note shall commence on the 24 th month anniversary by the payment of cash or by the conversion into Common Stock.

            The schedule below represents principal amortization for the next 4 years under the Note agreement.


              For the Twelve months ending July 31,
                      2007                                 $        --
                      2008                                     312,498
                      2009                                     625,000
                      2010                                     312,502
                                                           -----------
              Total Long term debt                         $ 1,250,000
                                                           ===========


NOTE 11-   MAJOR CUSTOMERS
           ---------------

            The following summarizes sales to major customers (each 10% or more of net sales) by the Company:

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005


                                    SALES TO MAJOR  NUMBER OF     PERCENTAGE OF
      YEAR ENDED                       CUSTOMERS    CUSTOMERS         TOTAL
      ----------                       ---------    ---------         -----

         2006                       $ 158,437          2              29.6 %
         2005                       $ 342,271          2              62.0 %



NOTE 12-               STOCK OPTION PLAN
                       -----------------

                       2002 STOCK OPTION PLAN

                       On April 23, 2002, the Board of Directors of the Company adopted the 2002 Stock Option Plan ("the 2002 Plan"). Under the 2002 Plan, the Company may grant up to 190,000 shares of common stock as either incentive stock options under Section 422A of the Internal Revenue Code or nonqualified stock options. Subject to the terms of the 2002 Plan, options may be granted to eligible persons at any time and under such terms and conditions as determined by the 2002 Stock Option Committee ("the Committee"). Unless otherwise determined by the Committee, each stock option shall terminate no later than ten years (or such shorter time as may be fixed by the Committee) after the date in which it was granted. The exercise price for incentive stock options must be at least one hundred percent (100%) of the fair market value of common stock as determined on the date of the grant. The exercise price for nonqualified stock options may not be granted at less than eighty-five percent (85%) of the fair market value of the shares on the date of grant.

                       As of July 31, 2006, there had been no shares granted under the 2002 Plan.

NOTE 13-               SECURITIES ISSUED FOR SERVICES
                       ------------------------------

                       During fiscal year ended July 31, 2006, the Company issued 50,000 shares of common stock to various consultants for services. These services were performed in fiscal year 2006 and expensed at their fair value of consideration received at the date of the agreement in accordance with EITF 00-18 "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees".

                       During fiscal year July 31, 2005, the Company issued 417,000 shares of common stock to various consultants for services. Of these, 37,500 shares issued were for services that extend into the future and were amortized against invoices billed by the consultants for actual services rendered in fiscal year 2006. The remaining were expensed at the fair value of consideration received during fiscal year 2005.

                      CONOLOG CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             JULY 31, 2006 AND 2005


NOTE 14-               SUBSEQUENT EVENTS
                       -----------------

                       At a Special Meeting of Shareholders held on August 2, 2006 a proposal was approved amending the Corporation's Certificate of Incorporation to effect a one-for-six reverse split of the Corporation's Common Stock. The number of shares outstanding before the date of change (August 4, 2006) was 7,468,003. The number of shares outstanding after this date was 1,244,668.

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

Our Company's Certificate of Incorporation requires us to indemnify our officers, directors and employees to the fullest extent permitted by law, including full or partial indemnification for any judgment, settlement or related expense. In addition, advances of expenses to officers and directors are permitted upon an undertaking by the person to be indemnified to repay all such expenses if he or she is ultimately found not to be entitled to indemnification. The indemnification provision in our Certificate of Incorporation applies to all actions and proceedings including those brought by or in our right. Directors and officers remain liable for acts and omissions not in good faith or which involve intentional misconduct and transactions from which such officer or director derives improper personal benefit.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant; none shall be borne by any Selling Stockholders.


Securities and Exchange
   Commission registration fee ....................................   $    60.00
Legal fees and expenses (1) .......................................   $10,000.00
Accounting fees and expenses (1) ..................................   $ 1,500.00
Printing (1) ......................................................   $ 3,000.00
Miscellaneous (1) .................................................   $ 2,000.00
                                                                      ----------
   Total (1) ......................................................   $16,560.00


(1) Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, in reliance on the exemptions provided by the Securities Act of 1933, as amended, and the Regulations promulgated under the Securities Act, we made the following sales of our securities.

As previously stated in this Registration Statement, pursuant to a Subscription Agreement between us and eight subscribers (the "Subscribers"), dated as of March 12, 2007 (the "Subscription Agreement"), we issued and sold in a private placement Convertible Notes having an aggregate principal balance of $2,825,000 which are convertible into 1,412,500 shares of our common stock at a conversion price of $2.00 per share, and warrants to purchase 1,412,500 shares of our common stock at a price of $2.88 per share, which are exercisable for a period [commencing on September 8, 2007 through the fifth anniversary of the issuance.] [The sale of the Convertible Notes, including the issuance of our common stock pursuant to the convertible notes and the warrants was approved by our board of directors, and on May 15, 2007 our shareholders approved the execution of the Subscription Agreement and the related documents.] >From the sale of the convertible notes, we received net proceeds of $2,487,500 after deducting our attorneys' fees, printing fees and other miscellaneous fees related to the private placement. We also issued First Montauk Securities Corp. ("First Montauk"), the selling agent, including its employees and affiliates, warrants to purchase an aggregate of 282,500 shares of our common stock.

The issuance and sale of the convertible notes and warrants pursuant to the Subscription Agreement was made in reliance upon the exemption provided in
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the private placement. Each of the Convertible Notes and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such Convertible Notes and warrants unless registered under the Securities Act. Any shares of our common stock issued pursuant to the Convertible Notes or warrants shall also contain restrictive legends preventing the sale, transfer or other disposition of such shares unless registered under the Securities Act.

On January 19, 2006 the Company entered into a Subscription Agreement(the "January 19, 2006 Subscription Agreement"), with three subscribers relating to the issuance and sale in a private placement by us of $1,250,000 principal amount of convertible notes, which are convertible into 1,000,000 shares of our common stock at a conversion price of $1.25 per share, and warrants to purchase 1,000,000 shares of our common stock at a price of $0.9579 per share, which are exercisable for a period commencing on the sooner of July 18, 2006 or the date the Company's stockholders approve the issuance of the Company's common stock issuable on conversion of the convertible notes (if such approval is required by the applicable rules of the Nasdaq) through the fifth anniversary of the issuance. We also issued First Montauk Securities Corp., the selling agent, warrants to purchase an aggregate of 200,000 shares of our common stock on the same terms and conditions as the warrants issued to the Subscribers. The issuance and sale of the convertible notes and warrants pursuant to the January 19, 2006 Subscription Agreement was made in reliance upon the exemption provided in Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the Private Placement. The issuance of the warrant to First Montauk (including its employees and affiliates) was made in reliance upon the exemption provided in Section 4(2) of the Securities Act. Each of the convertible notes and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants, unless registered under the Securities Act. The Company, pursuant to the Subscription Agreement, has filed this Registration Statement to register the shares of its common stock issuable upon conversion of the convertible notes, shares of its common stock issuable in payment of interest due on the convertible notes and shares of our common stock issuable upon the exercise of warrants.

On July 19, 2005 the Company entered into a Subscription Agreement (the "July 19, 2005 Subscription Agreement") with five investors relating to the issuance and sale, in a private placement exempt from the registration requirements of the Securities Act. Pursuant to the July 19, 2005 Subscription Agreement, the company issued 1,200,000 shares of its common stock at a price of $1.25 per share and warrants to purchase 1,200,000 shares of the Company's common stock at a price of $1.25 per share which are exercisable for a period commencing six months from the Closing Date and terminating on the fifth anniversary of the issuance of such warrant. The Company received gross proceeds of $1,500,000 and net proceeds of $1,339,993.50 before deducting attorneys' fees, printing fees and other miscellaneous fees related to the private placement. First Montauk acted as Selling Agent in the private placement. Pursuant to the Selling Agent agreement between the Company and First Montauk, First Montauk was paid a cash fee of $150,000 (10% of the aggregate purchase price of the common stock sold to the Subscribers ). The Company also issued First Montauk, including First Montauk's employees and affiliates, a warrant to purchase 240,000 shares of its common stock on the same terms as those issued to Subscribers.

The issuance and sale of the common stock and warrants pursuant to the July 19, 2005 Subscription Agreement was made in reliance upon the exemption provided in
Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection of the Private Placement. The issuance of the warrant to First Montauk (including its employees and affiliates) was made in reliance upon the exemption provided in Section 4(2) of the Securities Act. Each of the warrants and the certificates representing shares of the Company's common stock and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants, unless registered under the Securities Act.

At the annual meeting of the Company held February 10, 2005, the Company's shareholders authorized the Company's board of directors to from time-to-time issue an aggregate of 350,000 shares of its common stock to the Company's officers, directors and employees. At the annual meeting of the board of directors of the Company, the company's board of directors authorized the issuance of: 85,000 shares of its common stock to the Company's chairman and chief executive officer, 80,000 shares to the Company's president, 20,000 shares to the Company's vice president of engineering, 20,000 shares to each of the Company's three independent directors and 105,000 shares were granted to 9 of the Company's employees. Prior to the receipt of his or her shares, the grantee will pay the Company $.01 per share.

The issuance of the aforementioned shares of common stock was made in reliance on the exemption provided in Section 4(2) of the Securities Act of 1933, as amended. No form of general solicitation or general advertising was conducted in connection of issuance of the aforementioned shares. Each of the certificates representing shares of the Company's common stock issued pursuant to the aforementioned grants will contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants, unless registered under the Securities Act.

During the Quarter Ended January 31, 2005, the Company issued an aggregate of 67,500 shares of Common Stock in payment of consulting services rendered to the Company. These shares were issued in reliance on the exemption provided by
Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering.

On December 3, 2004, we entered into a Subscription Agreement (the "December 3, 2004 Subscription Agreement") with nine investors relating to the issuance and sale, in a private placement by us of 1,369,355 shares of our common stock at a price of $3.10 per share and warrants to purchase 684,678 shares of our common stock at a price of $5.15 per share which are exercisable for a period commencing on June 5, 2005 and terminating on the fifth anniversary of the issuance of such warrant. The issuance of the Common Stock and warrants pursuant to the December 3, 2004 Subscription Agreement was subject to the approval by our stockholders. Our stockholders approved the issuance of our common stock pursuant to the Subscription Agreement on February 10, 2005 and on February 15, 2005, we issued the Subscribers 1,369,355 shares of our common stock, and warrants to purchase 684,678 shares of our common stock. From the sale of our securities to the Subscribers, we received gross proceeds of $4,245,000. We paid First Montauk, the selling agent in the private placement, a cash fee of $424,500 and $127,350 as a non-accountable expense allowance. First Montauk also was issued a warrant to purchase 273,871 shares of our common stock on the same terms as the warrants issued to the Subscribers. We paid a fee of $10,000 to the subscribers' attorneys.

The issuance and sale of the Common Stock and warrants pursuant to the December 3, 2004 Subscription Agreement was made in reliance upon the exemption provided in Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the private placement. Each of the certificates representing shares of the Company's common stock and warrants issued pursuant to the Subscription Agreement contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants unless registered under the Securities Act.

Pursuant to a Subscription Agreement, dated as of July 30, 2004 (the "July 30, 2004 Subscription Agreement"), the Company completed a $688,500 private placement of its common stock to certain accredited investors. The Company received net proceeds of approximately $588,126.24. In this private placement, the Company sold 479,000 shares of its common stock. The company also granted the subscribers warrants to purchase an aggregate of 200,000 shares of the Company's common stock at an exercise price of $1.8375 per share. The warrant cannot be exercised until February 1, 2005 expires on July 29, 2009. The warrants issued to the selling stockholders provide that the holder of such warrant shall not be entitled to exercise the warrant on an exercise date in connection with that number of shares of common stock set which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the holder and its affiliates on an exercise date, and (ii) the number of shares of common stock issuable upon the exercise of the warrant with respect to which the determination of this limitation is being made on an exercise date, which would result in beneficial ownership by the holder and its affiliates of more than 9.99% of the outstanding shares of common stock on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the holder shall not be limited to aggregate exercises which would result in the issuance of more than 9.99%. The restriction described in this paragraph may be revoked upon sixty-one (61) days prior notice from the holder to the Company. The holder may allocate which of the equity of Conolog Corporation deemed beneficially owned by it shall be included in the 9.99% and which shall be allocated to the excess above 9.99%.

ITEM 27. EXHIBITS.

The following exhibits are filed as part of this registration statement:

 EXHIBIT   DESCRIPTION
 -------   -----------
  3.1    Certificate of Incorporation of Data Sciences Incorporated (1)

  3.2 Certificate of Amendment of Certificate of Incorporation of Data Sciences Incorporated (1)

  3.3 Certificate of Ownership and Merger of Data Sciences, Inc. (Maryland) by Data Sciences Incorporated (Delaware) (1)

  3.4 Certificate of the Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations or Restrictions Thereof of the Series A Preferred Stock (par value $.50) of DSI Systems, Inc. (1)

  3.5 Certificate of Amendment of Certificate of Incorporation of DSI Systems, Inc. (1)

  3.6 Certificate of the Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations or Restrictions Thereof of the Series B Preferred Stock (par value $.50) of DSI Systems, Inc. (1)

  3.7 Certificate of Ownership and Merger of Conolog Corporation (New Jersey) by DSI Systems, Inc. (Delaware) (1)

  3.8 Certificate of Amendment of Certificate of Incorporation of DSI Systems, Inc. (1)

  3.9 Certificate of Ownership and Merger of Iniven Corporation by Conolog Corporation (1)

 3.10 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 3.11 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 3.12 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 3.13 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 3.14 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation (1)

 3.15 Certificate of Amendment of Certificate of Incorporation of Conolog Corporation

  4.1    Specimen of common stock certificate (3)

  5.1    Opinion of Sichenzia Ross Friedman Ference LLP

 10.1    Form of Subscription Agreement dated as of March 12, 2007 (2)

 10.2    Form of Convertible Note (2)

 10.3 Form of Class B Common Stock Purchase Warrant issued to each of the subscribers named in the Subscription Agreement.(2)

 10.4    Form of Selling Agent Agreement (2)

 10.5    Form of Broker's Common Stock Purchase Warrant (2)

 23.1    Consent of Bagell, Josephs, Levine & Company, LLC

 23.2    Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit
         5.1)

(1) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 File Number 333-122891 filed with the Securities and Exchange Commission on February 17, 2005.

(2) Incorporated by reference to the 8-K filed with the Securities and Exchange Commission on March 14, 2007.

(3) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 File Number 333-128089 filed with the Securities and Exchange Commission on September 2, 2005.

ITEM 28. UNDERTAKINGS.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) Undertaking Required by Regulation S-B, Item 512(e).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) Undertaking Required by Regulation S-B, Item 512(f)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerville, New Jersey, on the 24th day of May, 2007.

                               CONOLOG CORPORATION

                          By:    /s/ Robert S. Benou
                                 ----------------------------------------
                                 Robert S. Benou
                                 Chairman, Chief Executive Officer and
                                 Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed below by the following persons in the capacities and on the dates indicated:

       May 24, 2007             /s/ Robert S. Benou
                                    ----------------------------------------
                                    Robert S. Benou
                                    Chairman, Chief Executive Officer and
                                    Director

       May 24, 2007             /s/ Marc R. Benou *
                                    ----------------------------------------
                                    Marc R. Benou
                                    President, Chief Operating Officer,
                                    Secretary and Director


Each person whose signature appears below constitutes and appoints Robert Benou or Marc Benou his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed below by the following persons in the capacities and on the dates indicated:

        May 24, 2007            /s/ Robert S. Benou
                                    ----------------------------------------
                                    Robert S. Benou
                                    Chairman, Chief Executive Officer and
                                    Director

        May 24, 2007            /s/ Marc R. Benou
                                    ----------------------------------------
                                    Marc R. Benou
                                    President, Chief Operating Officer,
                                    Secretary and Director

        May 24, 2007
                                    ----------------------------------------
                                    Louis S. Massad
                                    Director

        May 24, 2007
                                    ----------------------------------------
                                    Edward J. Rielly
                                    Director

        May 24, 2007            /s/ David M. Peison
                                    ----------------------------------------
                                    David M. Peison
                                    Director